Paris, February 7, 2018

Sanofi Delivers 2017 Business EPS(1) in line with Guidance

	Q4 2017	Change	Change at CER	Change at CER/CS(2)	2017	Change	Change at CER	Change at CER/CS(2)
IFRS net sales reported	€8,691m	-2.0%	+4.1%	-1.6%	€35,055m	+3.6%	+5.6%	+0.5%
IFRS net income reported	€129m	-83.7%	—	—	€8,434m	+79.1%	—	—
IFRS EPS reported	€0.10	-83.9%	—	—	€6.71	+83.3%	—	—
Business net income(1)	€1,332m	-17.1%	-10.8%	—	€6,964m	-4.7%	-2.6%	—
Business EPS(1)	€1.06	-15.2%	-8.8%	—	€5.54	-2.5%	-0.4%	—

Fourth-quarter and 2017 accounts reflect the acquisition of the former Boehringer Ingelheim Consumer Healthcare (CHC) business and the disposal of the Animal Health business (completed on January 1, 2017). In accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations), Animal Health results in 2016 and gain on disposal in 2017 are reported separately. Fourth-quarter and 2017 income statements also reflect the consolidation of European operations related to Sanofi vaccine portfolio, following the termination of the Sanofi Pasteur MSD joint venture (SPMSD JV) with Merck at the end of 2016.

Q4 2017 sales reflect strong Dupixent® launch offset by anticipated declines in U.S. diabetes and Renagel®

•	Net sales were €8,691 million, down 2.0% on a reported basis and up 4.1%(3) at CER. At CER/CS(3), net sales were down 1.6%.

•	Strong Sanofi Genzyme sales growth (up 16.8%) driven by contribution from new immunology franchise.

•	Sanofi Pasteur sales increased 1.2% at CER/CS impacted by order phasing effects and Dengvaxia®.

•	CHC sales grew 2.5% at CER/CS.

•	Diabetes and Cardiovascular GBU sales down 19.1%.

•	Emerging Markets(4) sales increased 2.1% at CER/CS, driven by Pharmaceuticals which increased 4.0% at CER/CS.

Sanofi Genzyme, Sanofi Pasteur and Emerging Markets sales growth more than offset Diabetes sales decline in 2017

•	Net sales in 2017 were €35,055 million, up 3.6% on a reported basis and 5.6%(2) at CER. Net sales were up 0.5% at CER/CS.

•	Sanofi Genzyme grew 15.1% to €5,674 million while Sanofi Pasteur increased 8.3% (at CER/CS) to €5,101 million.

•	Emerging Markets sales were up 6.0% at CER/CS supported by strong performance in China (up 15.1% at CER/CS).

•	Diabetes and Cardiovascular GBU sales declined 14.3% to €5,400 million.

Sanofi meets its full-year 2017 business EPS guidance

•	Q4 2017 business EPS(1) decreased 8.8% at CER to €1.06, including financial impact from Dengvaxia® (-€0.10).

•	2017 business EPS(1) of €5.54 (-0.4% at CER) and IFRS EPS of €6.71 (+83.3% on a reported basis).

•	Net debt was €5,229 million at the end of 2017, a decrease from €8,206 million at the end of 2016.

•	Board proposes dividend of €3.03, an increase of 2.4%.

•	2017 business net income (BNI) effective tax rate unaffected by the U.S. tax reform. In 2018, Sanofi expects the BNI effective tax rate to be around 22% primarily as a result of U.S. tax reform(5).

Sanofi progresses on its strategic priorities

•	Sanofi to acquire Bioverativ(6) for $11.6 billion to expand in specialty care and strengthen its leadership in rare diseases.

•	Sanofi to acquire Ablynx(6) for €3.9 billion to strengthen its R&D strategy with innovative Nanobody® technology platform.

•	Agreement signed with Regeneron to accelerate and expand investments for the development of cemiplimab and dupilumab.

•	FDA supplemental BLA submission for dupilumab in uncontrolled persistent asthma for adults and adolescents.

2018 financial outlook

•	Sanofi expects 2018 business EPS(1) to grow between 2% and 5%(7) at CER, including the anticipated contribution from the recently announced acquisitions, barring unforeseen major adverse events. Applying the average December 2017 exchange rates, the currency impact on 2018 business EPS is estimated to be -3% to -4%.

Sanofi Chief Executive Officer, Olivier Brandicourt, commented:

“In 2017, we continued to execute on our strategic goals with the strong launch of Dupixent®, the positive pivotal data for cemiplimab and for dupilumab in asthma. At the same time, we managed the challenges in U.S. diabetes as well as the impact from sevelamer generics and Dengvaxia®. Recently, we announced a series of strategic steps - we are obtaining the global rights to fitusiran and plan to acquire Bioverativ and Ablynx - which will establish Sanofi as a new global leader in rare blood disorders. Additionally, these actions will further strengthen our pipeline and provide us with the powerful new Nanobody® technology platform. Overall, after a period of significant reshaping since 2015, we are positioned to drive growth in 2018.”

(1) In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-GAAP financial measure (see Appendix 10 for definitions). The consolidated income statement for Q4 2017 and 2017 is provided in Appendix 3 and a reconciliation of IFRS net income reported to business net income is set forth in Appendix 4; (2) CS: constant structure: adjusted for BI CHC business, termination of SPMSD and others; (3) changes in net sales are expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 10); (4) See definition page 8; (5) based on current understanding of the US tax reform; (6) Subject to the completion of the acquisition; (7) 2017 business EPS was €5.54

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New segmentation

During 2017, Sanofi has progressively integrated the Consumer Healthcare operations of Boehringer Ingelheim, acquired on January 1, 2017. Following the completion of the integration process and effective December 31, 2017, the CHC business formed a distinct operating segment. Additionally, Sanofi achieved the realignment of its management reporting in accordance with its revised organizational structure in 2017. As a result, the costs of the global functions (Medical Affairs, External Affairs, Finance, Human Resources, Legal Affairs, Information Solutions & Technologies, Sanofi Business Services, etc.) will be included in “Other”, as reconciling items to Group numbers. However, comparative information for the previous year will not be restated to reflect the changes described above because the necessary information is not available and would be too complex to develop. The Q1 2018 earnings press release will be based on this new segmentation. Sanofi’s Annual report Form 20-F and Document de Référence will contain the information for the year 2017 on both the old basis (with comparative earlier periods) and the segmentation principles.

2018 adoption of IFRS15 and IFRS9

Based on the current assessment, Sanofi does not expect a material revenue recognition change under the new IFRS15 revenue standard which becomes effective in 2018. Sanofi will provide restated figures in the preview document related to Q1 2018. In addition, the Group does not anticipate a material restatement of 2017 Business EPS from the adoption of IFRS9, the new IFRS standard for financial instruments, also effective in 2018.

2017 fourth-quarter and full-year Sanofi sales

Unless otherwise indicated, all percentage changes in sales in this press release are stated at CER(8).

In the fourth quarter of 2017, Company sales were €8,691 million, down 2.0% on a reported basis. Exchange rate movements had a negative effect of 6.1 percentage points mainly driven by the movement of the U.S. Dollar accompanied by the Japanese Yen, Turkish Lira and Chinese Yuan. Company sales benefited from the acquisition of Boehringer Ingelheim’s CHC business and full consolidation of Sanofi’s European vaccines operations leading to an increase of 4.1% at CER. At CER and CS, Company sales were down 1.6%.

2017 Company sales reached €35,055 million, up 3.6% on a reported basis. Exchange rate movements had a negative effect of 2.0 percentage points. At CER and CS, Company sales were up 0.5%.

Global Business Units

The table below presents sales by Global Business Unit (GBU) and reflects the organization of Sanofi. This structure drives deeper specialization, simplifies reporting and provides a clear focus on growth drivers. Please note that Emerging Markets sales for Specialty Care and Diabetes and Cardiovascular are included in the General Medicines and Emerging Markets GBU.

Net Sales by GBU (€ million)	Q4 2017	Change (CER)	Change CER/CS*	2017	Change (CER)	Change CER/CS*
Sanofi Genzyme (Specialty Care)(a)	1,466	+16.8%	+16.9%	5,674	+15.1%	+15.2%
Diabetes and Cardiovascular(a)	1,297	-19.1%	-19.1%	5,400	-14.3%	-14.3%
General Medicines & Emerging Markets(b)	3,347	-2.3%	-2.7%	14,048	-1.0%	-1.3%
Consumer Healthcare (CHC)	1,196	+51.8%	+2.5%	4,832	+46.3%	+2.1%
Total Pharmaceuticals	7,306	+3.3%	-2.1%	29,954	+4.2%	-0.8%
Sanofi Pasteur (Vaccines)	1,385	+8.7%	+1.2%	5,101	+14.5%	+8.3%
Total net sales	8,691	+4.1%	-1.6%	35,055	+5.6%	+0.5%

(a)	Does not include Emerging Markets sales- see definition page 8; (b) Includes Emerging Markets sales for Diabetes & Cardiovascular and Specialty Care

Global Franchises

The tables below present fourth-quarter and full-year 2017 sales by global franchise, including Emerging Markets sales, to facilitate comparisons. Appendix 1 provides a reconciliation of sales by GBU and franchise.

(8)	See Appendix 10 for definitions of financial indicators.
*CS:	constant structure: adjusted for BI CHC business, termination of SPMSD and others

Net sales by Franchise (€ million)	Q4 2017	Change (CER)	Change at CER/CS*	Developed Markets	Change at CER/CS*	Emerging Markets	Change at CER/CS*
Specialty Care	1,714	+16.5%	+16.6%	1,466	+16.9%	248	+15.0%
Diabetes and Cardiovascular	1,663	-14.2%	-14.2%	1,297	-19.1%	366	+8.7%
Established Rx Products	2,298	-5.5%	-6.0%	1,397	-11.4%	901	+3.3%
Consumer Healthcare (CHC)	1,196	+51.8%	+2.5%	796	+4.1%	400	-0.5%
Generics	435	-2.1%	-1.9%	252	-0.4%	183	-3.8%
Vaccines	1,385	+8.7%	+1.2%	914	+5.3%	471	-6.1%
Total net sales	8,691	+4.1%	-1.6%	6,122	-3.1%	2,569	+2.1%

*CS:	constant structure

Net sales by Franchise (€ million)	2017	Change (CER)	Change at CER/CS*	Developed Markets	Change at CER/CS*	Emerging Markets	Change at CER/CS*
Specialty Care	6,678	+14.5%	+14.6%	5,674	+15.2%	1,004	+11.3%
Diabetes and Cardiovascular	6,905	-9.6%	-9.6%	5,400	-14.3%	1,505	+11.6%
Established Rx Products	9,761	-3.4%	-3.8%	5,961	-8.8%	3,800	+4.8%
Consumer Healthcare (CHC)	4,832	+46.3%	+2.1%	3,216	+1.7%	1,616	+3.0%
Generics	1,778	-3.3%	-3.1%	1,020	-3.6%	758	-2.4%
Vaccines	5,101	+14.5%	+8.3%	3,526	+8.6%	1,575	+7.6%
Total net sales	35,055	+5.6%	+0.5%	24,797	-1.7%	10,258	+6.0%

*CS:	constant structure

Pharmaceuticals

Fourth-quarter Pharmaceutical sales were up 3.3% to €7,306 million. At CS, Pharmaceutical sales were down 2.1% primarily due to Diabetes and Established Rx Products. Full-year 2017 sales for Pharmaceuticals increased 4.2% to €29,954 million (down 0.8% at CS).

Rare Disease franchise

Net sales (€ million)	Q4 2017	Change (CER)	2017	Change (CER)
Myozyme® / Lumizyme®	205	+11.5%	789	+10.1%
Cerezyme®	183	+7.1%	730	+0.4%
Fabrazyme®	180	+6.0%	722	+9.2%
Aldurazyme®	48	+4.0%	207	+5.5%
Cerdelga®	33	+20.7%	126	+20.8%
Others Rare Diseases	77	+3.8%	314	-1.2%
Total Rare Disease	726	+8.0%	2,888	+6.0%

In the fourth quarter, Rare Disease sales increased 8.0% to €726 million driven by Europe (up 12.3% to €255 million) and Emerging Markets (up 11.8% to €129 million). In the U.S., Rare Disease sales grew 5.2% to €259 million in the fourth quarter. In 2017, Rare Disease sales increased 6.0% to €2,888 million.

Fourth-quarter Gaucher (Cerezyme® and Cerdelga®) sales were up 8.9% at €216 million supported by additional launches of Cerdelga® and solid Cerezyme® performance. Over this period, Cerezyme® sales were up 7.1% to €183 million and Cerdelga® sales increased 20.7% to €33 million of which €24 million were generated in the U.S. (up 13.0%). Full-year 2017 Gaucher sales increased 2.9% to €856 million.

Fourth-quarter Myozyme®/Lumizyme® sales grew 11.5% to €205 million driven by European sales (up 20.0% to €95 million). Full-year 2017 Myozyme®/Lumizyme® sales increased 10.1% to €789 million.

Fourth-quarter Fabrazyme® sales were up 6.0% to €180 million despite the market entry of a new competitor in Europe and some other markets. Full-year 2017 Fabrazyme® sales were up 9.2% to €722 million.

Multiple Sclerosis franchise

Net sales (€ million)	Q4 2017	Change (CER)	2017	Change (CER)
Aubagio®	389	+13.6%	1,567	+23.2%
Lemtrada®	112	+0.9%	474	+13.6%
Total Multiple Sclerosis	501	+10.5%	2,041	+20.8%

Fourth-quarter Multiple Sclerosis (MS) sales grew 10.5% to €501 million, driven by Aubagio® performance in the U.S. and Europe. Full-year 2017 MS sales increased 20.8% to €2,041 million.

Fourth-quarter Aubagio® sales increased 13.6% to €389 million driven by the U.S. (up 9.8% to €266 million) and Europe (up 21.5% to €96 million). Full-year 2017 Aubagio® sales increased 23.2% to €1,567 million. In the U.S., all of the pending ANDA litigations associated with Aubagio® (teriflunomide), have been settled and dismissed.

In the fourth quarter Lemtrada® sales were up 0.9% to €112 million driven by Europe (up 10.3% to €42 million). In the U.S., sales were down 10.4% to €56 million, reflecting fewer overall infusions due to the unique short-term dosing regimen with persistent duration of therapeutic effect as well as a more competitive environment. Full-year 2017 Lemtrada® sales increased 13.6% to €474 million.

Immunology franchise

Net sales (€ million)	Q4 2017	Change (CER)	2017	Change (CER)
Dupixent®	118	—	219	—
Kevzara®	8	—	11	—
Total Immunology	126	—	230	—

Dupixent® (collaboration with Regeneron), which was launched in the U.S. in March for the treatment of moderate-to-severe adult atopic dermatitis (AD), generated sales of €118 million in the fourth quarter. In Europe, Dupixent® was approved at the end of September 2017 for use in adults with moderate-to-severe AD who are candidates for systemic therapy and was launched in Germany in December. Full-year 2017, Dupixent® sales were €219 million.

Kevzara® (collaboration with Regeneron) was launched for rheumatoid arthritis in the U.S. in June and in Germany, the UK and the Netherlands during the second half of 2017. Fourth-quarter and full-year 2017 Kevzara® sales were €8 million and €11 million, respectively.

Oncology franchise

Net sales (€ million)	Q4 2017	Change (CER)	2017	Change (CER)
Jevtana®	99	+14.1%	386	+9.8%
Thymoglobulin®	72	0.0%	291	+5.3%
Taxotere®	40	0.0%	173	-0.6%
Eloxatin®	44	+14.6%	179	+8.2%
Mozobil®	40	+4.9%	163	+9.2%
Zaltrap®	22	+53.3%	75	+16.9%
Others	44	-26.2%	252	+2.0%
Total Oncology	361	+3.5%	1,519	+6.4%

Fourth-quarter and full-year 2017 oncology sales increased 3.5% to €361 million and 6.4% to €1,519 million, respectively.

Jevtana® sales were up 14.1% to €99 million in the fourth quarter supported by the performance in all regions. Full-year 2017 Jevtana® sales increased 9.8% to €386 million. Thymoglobulin® sales were stable at €72 million and increased 5.3% to €291 million in the fourth quarter and full-year, respectively. Eloxatin® sales increased 14.6% to €44 million in the fourth quarter driven by China. Fourth-quarter Taxotere® sales were stable at €40 million. Full-year 2017 sales of Taxotere® and Eloxatin® were down 0.6% (to €173 million) and up 8.2% (to €179 million), respectively.

Diabetes franchise

Net sales (€ million)	Q4 2017	Change (CER)	2017	Change (CER)
Lantus®	1,076	-20.9%	4,622	-17.5%
Toujeo®	216	-4.2%	816	+27.0%
Total glargine	1,292	-18.6%	5,438	-13.0%
Apidra®	97	+8.4%	377	+4.9%
Amaryl®	81	-2.2%	337	-1.4%
Insuman®	26	-12.9%	107	-15.5%
BGM (Blood Glucose Monitoring)	15	-6.3%	62	-6.1%
Lyxumia®	5	-14.3%	26	-18.2%
Soliqua®	9	—	26	—
Total Diabetes	1,533	-15.6%	6,395	-11.1%

In the fourth quarter, global Diabetes sales decreased 15.6% to €1,533 million, reflecting lower Sanofi glargine (Lantus® and Toujeo®) sales in the U.S. Fourth-quarter U.S. Diabetes sales were down 29.5% to €730 million reflecting exclusions from commercial formularies at CVS and UnitedHealthcare as well as a high basis of comparison in the fourth quarter of 2016. Full-year 2017 U.S. Diabetes sales decreased 22.8% to €3,128 million. Fourth-quarter sales in Emerging Markets increased 8.2% to €363 million. Fourth-quarter sales in Europe increased 1.3% to €323 million reflecting Toujeo® growth. Full-year 2017 global Diabetes sales decreased 11.1% to €6,395 million.

In the fourth quarter, Sanofi glargine (Lantus® and Toujeo®) sales decreased 18.6% to €1,292 million. U.S. Sanofi glargine sales were down 30.9% to €694 million, reflecting the impact of the exclusion from the CVS commercial formulary from January 1, 2017 and from the UnitedHealthcare commercial formulary from April 1, 2017 as well as a high basis of comparison in the fourth quarter of 2016. In Europe, Sanofi glargine sales increased 2.5% to €246 million due to the Toujeo® strong performance despite biosimilar glargine competition in several European markets. Full-year 2017 Sanofi glargine sales decreased 13.0% to €5,438 million.

In the fourth quarter, Lantus® sales were €1,076 million, down 20.9%. In the U.S., Lantus® sales decreased 31.4% to €584 million mainly reflecting lower average net price, the aforementioned impact of formulary exclusions as well as a high basis of comparison in the fourth quarter of 2016. In Europe, fourth-quarter Lantus® sales were €183 million (down 7.5%) due to biosimilar glargine competition and patients switching to Toujeo®. In Emerging Markets, fourth-quarter sales were up 4.9% to €234 million. Full-year 2017 Lantus® sales decreased 17.5% to €4,622 million.

Fourth-quarter Toujeo® sales were €216 million, down 4.2%. In the U.S., fourth-quarter Toujeo® sales were €110 million down 28.4% versus the fourth quarter of 2016 (which was a high basis of comparison). However, Toujeo® sales showed positive trend compared to the third quarter of 2017. In Europe and Emerging Markets, fourth-quarter Toujeo sales were €63 million (up 51.2%) and €25 million (versus €15 million in the fourth quarter of 2016). Full-year 2017 Toujeo® sales increased 27.0% to €816 million.

Soliqua® 100/33 (insulin glargine 100 Units/mL & lixisenatide 33 mcg/mL injection) was launched in the U.S. in January 2017 and Suliqua™ was also launched in some European countries in 2017. Soliqua® 100/33 / Suliqua™ sales were €9 million in the fourth quarter and €26 million in 2017.

Amaryl® sales were €81 million, down 2.2% in the fourth quarter, of which €66 million were generated in Emerging Markets (down 1.4%). Full-year 2017 Amaryl® sales were down 1.4% to €337 million.

Fourth-quarter Apidra® sales increased 8.4% to €97 million. Lower sales in the U.S. (down 10.3% to €25 million) were offset by strong growth in Emerging Markets (up 40.9% to €28 million). Full-year 2017 Apidra® sales increased 4.9% to €377 million.

Cardiovascular franchise

Fourth-quarter Praluent® sales (collaboration with Regeneron) were €53 million, of which €35 million was in the U.S. and €15 million in Europe. This reflected significant payer utilization management restrictions in the U.S. and limited market access in Europe. Full-year 2017 Praluent® sales were €171 million versus €105 million in 2016. Praluent® was launched in France in February 2018.

Fourth-quarter and 2017 Multaq® sales were €77 million (down 11.7%) and €339 million (down 2.5%), respectively.

Established Rx Products

Net sales (€ million)	Q4 2017	Change (CER)	2017	Change (CER)
Lovenox®	388	-2.7%	1,575	-2.1%
Plavix®	348	+2.5%	1,471	-1.2%
Renvela®/Renagel®	155	-28.5%	802	-12.3%
Aprovel®/Avapro®	158	+2.5%	691	+3.7%
Synvisc® /Synvisc-One®	86	-16.2%	387	-3.9%
Myslee®/Ambien®/Stilnox®	59	-19.0%	259	-13.5%
Allegra®	32	-9.8%	158	-12.9%
Other	1,072	-3.4%	4,418	-2.8%
Total Established Rx Products	2,298	-5.5%	9,761	-3.4%

In the fourth quarter, Established Rx Products sales decreased 5.5% to €2,298 million. This reflected a decline in sales in Europe (down 4.7% to €869 million), together with generic competition to Renvela®/Renagel® in the U.S. and the impact of generic competition to Plavix® in Japan, which more than offset Emerging Markets performance (up 3.2% to €901 million). Full-year 2017 Established Rx Products sales decreased 3.4% to €9,761 million.

Lovenox® sales decreased 2.7% to €388 million in the fourth quarter, reflecting increased competition in Europe (down 9.0% to €231 million) which offset the growth in Emerging Markets (up 5.6% to €120 million). As of September, biosimilars have been introduced in the UK and Germany. Full-year 2017 Lovenox® sales decreased 2.1% to €1,575 million.

In the fourth quarter, Plavix® sales were up 2.5% to €348 million sustained by Emerging Markets performance (up 13.5% to €244 million) driven by China which exceeded the impact of generic competition in Japan (sales in Japan were down 25.6% to €54 million). Full-year 2017 Plavix® sales decreased 1.2% to €1,471 million.

Fourth-quarter Renvela®/Renagel® sales decreased 28.5% to €155 million due to generic competition in the U.S. (down 33.5% to €117 million). In October, Sanofi launched an authorized generic of Renvela®/Renagel® on the U.S. market. Full-year 2017 Renvela®/Renagel® sales decreased 12.3% to €802 million.

Fourth-quarter Aprovel®/Avapro® sales increased 2.5% to €158 million, reflecting strong performance in China which offset lower sales to Sanofi’s partner in Japan. Full-year 2017 Aprovel®/Avapro® sales increased 3.7% to €691 million.

Consumer Healthcare

CHC sales by geography and category are provided in Appendix 1.

Net sales (€ million)	Q4 2017	Change (CER)	Change at CER/CS*	2017	Change (CER)	Change at CER/CS*
Allergy Cough & Cold	293	+71.3%	+3.7%	1,226	+56.6%	+3.2%
of which Allegra®	85	+8.1%	+8.1%	423	+2.4%	+2.4%
of which Mucosolvan®	40	na	na	125	na	na
of which Xyzal®	7	—	—	65	—	—
Pain	328	+51.1%	+7.5%	1,258	+45.9%	+5.7%
of which Doliprane®	95	+11.6%	+11.6%	323	+5.5%	+5.5%
of which Buscopan®	51	na	na	191	na	na
Digestive	242	+84.1%	+0.4%	930	+79.5%	-0.8%
of which Dulcolax®	56	na	na	211	na	na
of which Enterogermina®	41	+19.4%	+19.4%	168	+6.9%	+6.9%
of which Essentiale®	44	+2.2%	+2.2%	150	+0.7%	+0.7%
of which Zantac®	29	na	na	117	na	na
Nutritionals	156	+52.3%	-2.9%	652	+44.9%	-2.7%
of which Pharmaton®	23	na	na	100	na	na
Other	177	+7.3%	0.0%	766	+11.2%	+2.5%
of which Gold Bond®	56	+7.0%	+7.0%	201	+5.6%	+5.6%
Total Consumer Healthcare	1,196	+51.8%	+2.5%	4,832	+46.3%	+2.1%

*CS:	constant structure

In the fourth quarter, Consumer Healthcare (CHC) sales increased 51.8% to €1,196 million reflecting the closing of the acquisition of Boehringer Ingelheim CHC business on January 1, 2017. At CS, Sanofi CHC sales increased 2.5% in the fourth quarter, driven by Europe (up 5.7% to €387 million) and the U.S. (up 3.8% to €251 million) which offset the slight decline in Emerging Markets (down 0.5% to €400 million). At CS, full-year 2017 CHC sales increased 2.1% to €4,832 million.

In Europe, fourth-quarter CHC sales were up 69.0% to €387 million. At CS, sales increased 5.7% mainly driven by Doliprane® and Mucosolvan®, reflecting an unusual spike in demand at the end of the year, earlier than in previous seasons. At CS, full-year 2017 CHC sales in Europe increased 2.0% to €1,422 million.

In the U.S., fourth-quarter CHC sales increased 31.1% to €251 million. At CS, CHC sales were up 3.8% reflecting strong performance of allergy franchise as well as Gold Bond®. Fourth-quarter Xyzal® Allergy 24HR sales (approved in February) were €7 million. Fourth-quarter sales of the Digestive category were down 16.4%, reflecting lower Zantac® sales. At CS, full-year 2017 CHC sales increased 1.3% to €1,133 million.

In Emerging Markets, fourth-quarter CHC sales increased 32.8% to €400 million. At CS, CHC sales were down 0.5% reflecting lower sales in Russia and Mexico. Full-year 2017 Emerging Markets CHC sales increased 3.0% to €1,616 million at CS.

Generics

In the fourth quarter, Generics sales decreased 2.1% to €435 million reflecting lower sales in Europe (down 1.6% to €189 million) and in Emerging Markets (down 4.3% to €183 million). Full-year 2017 Generics sales decreased 3.3% to €1,778 million. Signing of definitive transaction agreements(9) on divestiture of European Generics is expected in the third quarter of 2018.

Vaccines

Net sales (€ million)	Q4 2017	Change (CER)	Change at CER/CS*	2017	Change (CER)	Change at CER/CS*
Polio/Pertussis/Hib vaccines (incl. Hexaxim® / Hexyon® Pentacel®, Pentaxim® and Imovax®)	493	-3.9%	-9.8%	1,827	+24.3%	+15.3%
Influenza vaccines (incl. Vaxigrip®, Fluzone HD® & Fluzone®)	502	+28.4%	+20.5%	1,589	+9.5%	+8.2%
Meningitis/Pneumonia vaccines (incl. Menactra®)	81	-27.1%	-28.3%	623	+0.2%	-0.3%
Adult Booster vaccines (incl. Adacel ®)	137	+13.2%	-0.7%	474	+16.5%	-0.2%
Travel and other endemic vaccines	160	+55.1%	+33.9%	493	+35.9%	+19.0%
Dengvaxia®	-19	ns	ns	3	-98.2%	-98.2%
Other vaccines	31	+6.1%	+6.1%	92	+9.1%	+7.9%
Total Vaccines	1,385	+8.7%	+1.2%	5,101	+14.5%	+8.3%

*CS:	constant structure

Fourth-quarter Vaccines sales were up 8.7% to €1,385 million and reflected the termination of the Sanofi Pasteur MSD joint venture in Europe from December 31, 2016. At CS, sales were up 1.2%. In Europe, sales were up 347.7% to €196 million and up 37.8% at CS driven by Polio/Pertussis/Hib, Boosters and Flu franchises. This strong performance offset lower sales in Emerging Markets (down 6.1% to €471 million), as a result of a phasing effect of Hexaxim® sales and the buy back of unused doses of Dengvavia® following the announced label update in November. In the U.S. (down 0.4% to €642 million) sales were impacted by decreased sales of Polio/Pertussis/Hib and Boosters vaccines. Full-year 2017 Vaccines sales grew 8.3% at CS to €5,101 million.

In the fourth quarter, Polio/Pertussis/Hib (PPH) vaccines sales decreased 3.9% to €493 million. At CS, PPH sales were down 9.8%. In the U.S., PPH franchise sales decreased 27.1% reflecting the high sales level in the fourth quarter of 2016 which benefited from a stock replenishment effect on Pentacel®. The strong performance of Hexaxim® in Europe and Pentaxim® in China offset lower sales of the Pediatric AcXim combination family in Emerging Markets mainly reflecting the timing of public tenders. In China, Sanofi Pasteur expects supply of Pentaxim® to be constrained in the first half of 2018 due to a testing issue which, together with the high base for comparison on Menactra®, is expected to result in lower overall Vaccines GBU sales over this time period. At CS, full-year 2017 Polio/Pertussis/Hib vaccines sales increased 15.3% to €1,827 million.

(9)	Following completion of the dialogue with social partners

Fourth-quarter Influenza vaccines sales increased 28.4% to €502 million and 20.5% at CS. This was driven by a strong performance in the U.S. (up 25.4%) reflecting €43 million of pandemic flu vaccines sales to BARDA (Biomedical Advanced Research and Development Authority) and by the success of VaxigripTetra™ in Europe (flu vaccines sales were up 45.5% in Europe). Full-year 2017 Influenza vaccines sales were €1,589 million, up 8.2% at CS.

Fourth-quarter Menactra® sales decreased 19.6% to €79 million due to lower sales in the U.S., reflecting the phasing effect from CDC (Centers for Disease Control) orders. Full-year 2017 Menactra® sales were up 4.6% to €600 million.

Fourth-quarter Adult Booster vaccines sales were €137 million, up 13.2% and down 0.7% at CS reflecting lower Adacel® sales in the U.S despite improved supply of Repevax® in Europe. At CS, full-year 2017 Adult Booster vaccines sales were broadly stable at €474 million.

Fourth-quarter Travel and other endemic vaccines sales were €160 million up 55.1% (up 33.9% at CS) reflecting improved supply of Rabies and Hepatitis A vaccines. At CS, full-year 2017 Travel and other endemic vaccines sales were up 19.0% to €493 million.

On November 29, 2017, Sanofi announced that it will ask health authorities to update information provided to physicians and patients on its dengue vaccine Dengvaxia® in countries where it is approved. The request was based on a new analysis of long-term clinical trial data, which found differences in vaccine performance based on prior dengue infection.

Fourth-quarter Dengvaxia® sales were -€19 million reflecting the buy back of unused doses. Full-year 2017 Dengvaxia® sales were €3 million.

Company sales by geographic region

Sanofi sales (€ million)	Q4 2017	Change (CER)	Change (CER/CS*)	2017	Change (CER)	Change (CER/CS*)
United States	2,851	-6.2%	-7.7%	11,855	-2.0%	-3.5%
Emerging Markets(a)	2,569	+6.3%	+2.1%	10,258	+9.7%	+6.0%
of which Latin America	756	+14.5%	+7.4%	2,837	+12.8%	+5.9%
of which Asia (including South Asia(b))	874	+5.1%	+3.0%	3,732	+10.3%	+8.7%
of which Africa, Middle East	582	-3.6%	-6.1%	2,326	+2.5%	-0.5%
of which Eurasia(c)	329	+11.2%	+3.1%	1,242	+18.3%	+12.6%
Europe(d)	2,467	+15.8%	+3.7%	9,525	+10.2%	+0.7%
Rest of the World(e)	804	+8.3%	-3.7%	3,417	+10.6%	-1.5%
of which Japan	416	+9.3%	-9.3%	1,803	+11.6%	-7.3%
Total Sanofi sales	8,691	+4.1%	-1.6%	35,055	+5.6%	+0.5%

*CS :	constant structure : Adjusted for BI CHC business and termination of SPMSD and others
(a)	World excluding U.S., Canada, Western & Eastern Europe (except Eurasia), Japan, South Korea, Australia, New Zealand and Puerto Rico
(b)	India, Bangladesh, Sri Lanka
(c)	Russia, Ukraine, Georgia, Belarus, Armenia and Turkey
(d)	Western Europe + Eastern Europe except Eurasia
(e)	Japan, South Korea, Canada, Australia, New Zealand, Puerto Rico

Fourth-quarter sales in the U.S. were €2,851 million, a decrease of 6.2% or 7.7% at CS impacted by the decline of Diabetes sales (down 29.5%) and generic competition to Renvela®/Renagel® which were partially offset by the performance of Dupixent®. In the U.S., full-year 2017 sales decreased 3.5% at CS to €11,855 million.

Fourth-quarter sales in Emerging Markets were €2,569 million, up 6.3% or 2.1% at CS constrained by lower Vaccines sales and stable CHC performance. In Asia, fourth-quarter sales were up 5.1% (up 3.0% at CS) to €874 million driven by performance in China (up 14.2% at CS to €525 million), partially offset by the buy back of unused doses of Dengvaxia® in the Philippines. In Latin America, fourth-quarter sales increased 14.5% (up 7.4% at CS) to €756 million driven by Brazil (up 10.3% at CS to €260 million) and sustained by Established Rx products and the Rare Disease franchise. Fourth-quarter sales in the Eurasia region increased 11.2% (up 3.1% at CS) to €329 million supported by strong growth in Turkey. During the quarter, sales in Russia were €174 million down 8.2% at CS. In Africa and the Middle East, sales were €582 million down 3.6% and down 2.5% at CS (which also excludes Maphar in Morocco) impacted by lower sales of Vaccines. In Emerging Markets, full-year 2017 sales increased 6.0% at CS to €10,258 million.

Fourth-quarter sales in Europe were €2,467 million, up 15.8% or 3.7% at CS driven by Vaccines (up 37.8% at CS), Rare Diseases (up 12.3%) and Multiple Sclerosis franchise (up 17.8%) which offset lower Established Rx Products sales (down 6.1%). In Europe, full-year 2017 sales increased 0.7% at CS to €9,525 million.

Sales in Japan increased 9.3% to €416 million in the fourth quarter. At CS, sales in Japan were down 9.3% reflecting generic Plavix® competition, together with lower sales of Aprovel® and Vaccines. In Japan, full-year 2017 sales decreased 7.3% at CS to €1,803 million.

R&D update

Consult Appendix 8 for full overview of Sanofi’s R&D pipeline

Sanofi presented its R&D strategy and innovative pipeline on December 13, 2017 which are summarized in the following press release: http://mediaroom.sanofi.com/sanofi-presents-rd-strategy-and-innovative-pipeline/

Regulatory update

Regulatory updates since December 13, 2017 include the following:

•	In January, the Ministry of Health, Labor and Welfare (MHLW) in Japan granted marketing and manufacturing authorization for Dupixent® for the treatment of atopic dermatitis in adults not adequately controlled with existing therapies.

•	In December, a marketing authorization application for patisiran (partnership with Alnylam), an investigational RNAi therapeutic targeting transthyretin for the treatment of adults with hereditary transthyretin-mediated amyloidosis, was submitted by Alnylam to the European Medicines Agency (EMA).

•	In December a supplemental biologics license application for dupilumab (partnership with Regeneron) was submitted to the U.S. Food and Drug Administration (FDA) for uncontrolled, persistent asthma for patients aged 12 and over.

At the beginning of February 2018, the R&D pipeline contained 70 projects including 36 new molecular entities and novel vaccines in clinical development. 25 projects are in Phase 3 or have been submitted to the regulatory authorities for approval.

Portfolio update

Phase 3:

•	At the end of 2017, the phase 3 program evaluating efpeglenatide (partnership with Hanmi), a weekly GLP-1 agonist, in type 2 diabetes was initiated.

•	In December 2017, the FDA lifted the hold on clinical studies with fitusiran (an investigational RNAi therapeutic targeting antithrombin for the treatment of patients with hemophilia A and B; partnership with Alnylam), including the Phase 2 open-label extension (OLE) study and the ATLAS Phase 3 program.

Phase 1:

•	In November 2017, Sanofi announced that Principia will grant Sanofi an exclusive, worldwide license to develop and commercialize SAR442168/PRN2246. This is a low dose covalent BTK inhibitor which crosses the blood brain barrier. Recently a Phase 1 clinical trial in healthy volunteers was initiated in multiple sclerosis.

Alliances/Collaboration

•	In January, 2018, Sanofi and Regeneron announced that they will accelerate and expand investment for the clinical development of the PD-1 (programmed cell death protein 1) antibody cemiplimab in oncology and dupilumab in Type 2 allergic diseases.

•	In January, 2018, Sanofi and Alnylam announced a strategic restructuring of their RNAi therapeutics alliance to streamline and optimize development and commercialization of certain products for the treatment of rare genetic diseases. Specifically:

•	Sanofi will obtain global development and commercialization rights to fitusiran, an investigational RNAi therapeutic, currently in development for the treatment of people with hemophilia A and B.

•	Alnylam will obtain global development and commercialization rights to its investigational RNAi therapeutics programs for the treatment of ATTR amyloidosis, including patisiran and ALN-TTRsc02.

•	Sanofi recently signed a clinical collaboration agreement with Roche to explore the role of atezolizumab in combination with isatuximab in certain solid tumors, reflecting scientific evidence that checkpoint inhibition by CD38 may reverse resistance to PD-L1.

2017 fourth-quarter and full-year 2017 financial results(10)

Business Net Income(10)

In the fourth quarter of 2017, Sanofi generated net sales of €8,691 million, a decrease of 2.0% (up 4.1% at CER). Full-year 2017 net sales were €35,055 million, up 3.6% on a reported basis (up 5.6% at CER).

Fourth-quarter other revenues decreased 6.5% (up 1.6% at CER) to €290 million, reflecting VaxServe sales contribution of non-Sanofi products of €223 million (up 10.0% at CER). In 2017, other revenues increased 29.5% (up 32.9% at CER) to €1,149 million, reflecting VaxServe sales contribution of €859 million (up 51.8% at CER).

Fourth-quarter Gross Profit decreased 5.4% to €5,883 million (up 1.3% at CER). At CER and CS*, fourth-quarter Gross Profit decreased 3.7% and 2.6% excluding the impact of Dengvagia®. The gross margin ratio was 67.7% versus 70.2% in the fourth quarter of 2016. The positive gross margin impact of multiple sclerosis franchise, Dupixent® and China was more than offset by the negative U.S. Diabetes net price evolution, the impact of the Dengvagia®, lower sales of Pentacel® and Renagel® and currency variations. In the fourth quarter, the gross margin ratio of Pharmaceuticals was 70.1%, a decrease of 1.6 percentage points and the gross margin ratio of Vaccines was 54.9%, a decrease of 6.7 percentage points. In 2017, the gross margin ratio was 70.6%, a decrease of 0.4 percentage points.

Research and Development (R&D) expenses increased 1.9% to €1,464 million in the fourth quarter. At CER, R&D expenses increased 6.3% reflecting mainly the increased spending on immuno-oncology programs and sotagliflozin. In 2017, R&D expenses increased 5.8% to €5,472 million (up 7.0% at CER and up 5.0% at CER and CS*).

Fourth-quarter selling general and administrative expenses (SG&A) were up 3.6% to €2,698 million (up 9.6% at CER). At CER and CS*, SG&A expenses were up 2.6% reflecting immunology franchise launch costs and additional expenses in China, which were partially offset by lower Diabetes spending in the U.S. General expenses decreased in the fourth quarter, driven by cost containment measures. In the fourth quarter, the ratio of SG&A to sales increased 1.6 percentage points to 31.0% compared to the fourth quarter of 2016. In 2017, SG&A expenses increased 6.0% to €10,058 million (up 7.8% at CER and up 0.4% at CER and CS*). In 2017, the ratio of SG&A to sales increased 0.7 percentage points to 28.7% compared to 2016.

Fourth-quarter other current operating income net of expenses was -€114 million versus -€78 million in 2016. In the fourth quarter of 2017, this line included an impairment of tangible assets of €87 million related to Dengvaxia®. In 2017, other current operating income net of expenses was €4 million versus -€127 million in 2016.

The share of profits from associates was €114 million in the fourth quarter versus €53 million for the same period of 2016. The share of profits from associates included Sanofi’s share in Regeneron profit. In the fourth quarter of 2016, this line included the share of profit of Sanofi Pasteur MSD for an amount of €13 million. In 2017, the share of profits from associates was €235 million versus €177 million in 2016.

In the fourth quarter, non-controlling interests were -€30 million versus -€32 million in the fourth quarter of 2016. In 2017, non-controlling interests were -€125 million versus -€113 million in 2016.

Fourth-quarter business operating income decreased 20.4% to €1,691 million. At CER, business operating income decreased 14.0%. At CER and CS*, business operating income decreased 18.5%, and 11.4% excluding the €158 million impact linked to Dengvaxia®. The ratio of business operating income to net sales decreased 4.5 percentage points to 19.5% versus 2016. In the fourth quarter, the business operating income ratio of Pharmaceuticals was 20.3%, 2 percentage points lower and the business operating income ratio of Vaccines was 16.8%, 18.9 percentage points lower. Full-year 2017 business operating income increased 0.6% (or up 3.0% at CER) to €9,343 million. At CER and CS*, business operating income decreased 1.1%. In 2017, the ratio of business operating income to net sales decreased 0.8 percentage points to 26.7%.

Net financial expenses were €73 million in the fourth quarter versus €125 million in the fourth quarter of 2016. Full-year 2017 net financial expenses were €273 million versus €399 million in 2016.

The fourth-quarter effective tax rate was 18.6% compared to 24.0% in the fourth quarter of 2016 reflecting variances in the geographic profile mix. The full-year 2017 effective tax rate was 23.5% compared to 23.3% in 2016. Taken into account an estimated net positive impact from the recent U.S. tax reform and reduction of tax rates in various countries, Sanofi expects that the 2018 effective tax rate should be around 22%.

Fourth-quarter business net income(10) decreased 17.1% to €1,332 million (down 10.8% at CER). The ratio of business net income to net sales decreased 1.9 percentage points to 15.3% versus 2016 (excluding Animal Health business). Full-year 2017 business net income decreased 4.7% to €6,964 million (down 2.6% at CER).

(10)	See Appendix 3 for 2017 fourth-quarter and 2017 consolidated income statement; see Appendix 10 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.
*	Adjusted for BI CHC business and termination of SPMSD and others.

The ratio of business net income to net sales decreased 0.3 percentage points to 19.9% compared to 2016 (excluding Animal Health business).

In the fourth quarter of 2017, business earnings per share(10) (EPS) decreased 15.2% to €1.06 on a reported basis and 8.8% at CER. The average number of shares outstanding was 1,252.9 million versus 1,282.9 million in the fourth quarter of 2016.

In 2017, business earnings per share(10) was €5.54, down 2.5% on a reported basis and down 0.4% at CER. The average number of shares outstanding was 1,256.9 million versus 1,286.6 million in 2016.

2018 Guidance

Sanofi expects 2018 Business EPS to grow between 2% and 5% at CER, including the anticipated contribution from the recently announced acquisitions, barring unforeseen major adverse events. Applying the average December 2017 exchange rates, the currency impact on 2018 Business EPS is estimated to be -3% to -4%.

Dividend

The Board of Directors convened on February 6, 2018, and proposed a dividend of €3.03 per share.

Financial statements are not audited. The audit procedures by the Statutory Auditors are underway.

Reconciliation of IFRS net income reported to business net income (see Appendix 4)

In 2017, the IFRS net income was €8,434 million reflecting the acquisition of BI’s CHC business and full consolidation of Sanofi’s European vaccine operations. The main items excluded from the business net income were:

•	A net gain of €4,643 million resulting from the divestment of the Animal Health business.

•	An amortization charge of €1,866 million related to fair value remeasurement on intangible assets of acquired companies (primarily Aventis: €365 million, Genzyme: €857 million and BI CHC business €245 million) and to acquired intangible assets (licenses/products: €140 million). An amortization charge of €442 million related to fair value remeasurement on intangible assets of acquired companies (primarily Aventis: €80 million, Genzyme: €199 million and BI CHC business €57 million) and to acquired intangible assets (licenses/products: €35 million) was recorded in the fourth quarter. These items have no cash impact on the Company.

•	An impairment of intangible assets of €293 million (of which €262 million recorded in the fourth quarter mostly linked to Dengvaxia® and the C.difficile vaccine). This item has no cash impact on the Company.

•	A charge of €159 million (of which an income of €15 million in the fourth quarter) mainly reflecting a decrease of Bayer contingent considerations linked to Lemtrada® (an income of €28 million of which €114 million in the fourth quarter 2017) and fair value adjustment of contingent consideration linked to Sanofi Pasteur MSD termination (a charge of €187 million of which €96 million in the fourth quarter).

•	Expenses of €166 million arising from the impact of the acquisition of BI CHC business on inventories.

•	Restructuring costs and similar items of €731 million (of which €118 million in the fourth quarter) mainly related to streamlining initiatives in addition to the rationalization of the industrial network mainly in Europe and in the U.S.

•	A €1,126 million tax effect arising from the items listed above, mainly comprising €719 million of deferred taxes generated by amortization and impairments of intangible assets, €134 million associated with restructuring costs and similar items, €52 million associated with the impact of acquisition on inventories. The fourth quarter tax effect arising from the items listed above was €217 million, including mainly €242 million of deferred taxes on amortization and impairments of intangible assets,-€82 million associated with restructuring costs and similar items, -€37 million associated with fair value remeasurement of contingent consideration as well as the impact of the tax rate reduction in France on the deferred taxes (down to 25% in 2022) (see Appendix 4).

(10)	See Appendix 3 for 2017 fourth-quarter and 2017 consolidated income statement; see Appendix 10 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.

•	A charge of €742 million was recorded in 2017 of which €631 million recorded in the fourth quarter mainly reflecting:

•	A charge of €1,193 million associated with consequences of the U.S. tax reform, notably repatriation cost of foreign earnings estimated at €1,084 million to be paid over the next 8 years and a charge of €109 million due to, on the one hand, reevaluation of deferred taxes following Corporate tax rate reduction and, on the other hand, adjustment to the deferred taxes on the fair value of investments in affiliates(11).

•	Partially offset by an income of €451 million (of which €562 million in the fourth quarter) associated with a litigation regarding the 3% dividend tax in France, net of temporary exceptional surcharge.

•	An expense of €131 million net of tax related to restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures

Capital Allocation

In 2017, net cash generated by operating activities was €6,715 million after capital expenditures of €1,500 million and an increase in working capital of €589 million. This net cash flow funded acquisitions and partnerships net of disposals (€1,053 million), restructuring costs and similar items (€754 million) and the dividend paid by Sanofi (€3,710 million). The swap between BI CHC business and Sanofi Animal Health business generated a net cash flow of €3,535 million, partially used to finance share repurchases (€2,158 million) over the period. Net debt decreased from €8,206 million at December 31, 2016 to €5,229 million at December 31, 2017 (amount net of €10,315 million cash and cash equivalents).

(11)	The U.S. Tax reform impacts are preliminary based on the Company’s initial analysis of the 2017 Act. The final impact may differ and will be adjusted accordingly during 2018, due to, among other things, changes in the Company’s interpretations and assumptions as well as additional guidance from the U.S. legislators, the U.S.Internal Revenue Services, the U.S. Securities and Exchange Commission or the Financial Accounting Standards Board.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2016. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:	2017 fourth-quarter and 2017 net sales by GBU, franchise, geographic region and product

Appendix 2:	2017 fourth-quarter and 2017 business net income statement

Appendix 3:	2017 fourth-quarter and 2017 consolidated income statement

Appendix 4:	Reconciliation of IFRS net income reported to business net income

Appendix 5	Change in net debt

Appendix 6	Simplified consolidated balance sheet

Appendix 7:	Currency sensitivity

Appendix 8:	R&D pipeline

Appendix 9:	Expected R&D milestones

Appendix 10:	Definitions of non-GAAP financial indicators

Appendix 1: 2017 fourth-quarter net sales by GBU, franchise, geographic region and product

Q4 2017 (€ million)	Total GBUs	% CER	% reported	Europe	% CER	United States	% CER	Rest of the World	% CER	Emerging Markets	% CER	Total Franchises	% CER	% reported
Aubagio	379	13.7%	6.2%	96	21.5%	266	9.8%	17	46.2%	10	10.0%	389	13.6%	6.0%
Lemtrada	105	-1.8%	-6.3%	42	10.3%	56	-10.4%	7	16.7%	7	60.0%	112	0.9%	-4.3%
Total MS	484	10.0%	3.2%	138	17.8%	322	5.7%	24	36.8%	17	26.7%	501	10.5%	3.5%
Cerezyme	129	5.5%	1.6%	74	5.7%	43	4.3%	12	9.1%	54	10.5%	183	7.1%	-0.5%
Cerdelga	32	17.2%	10.3%	8	60.0%	24	13.0%	0	-100.0%	1	—	33	20.7%	13.8%
Myozyme	174	12.3%	7.4%	95	20.0%	64	6.1%	15	0.0%	31	6.7%	205	11.5%	6.8%
Fabrazyme	162	4.8%	-1.8%	42	7.5%	91	5.3%	29	0.0%	18	17.6%	180	6.0%	-1.1%
Aldurazyme	35	8.6%	0.0%	19	5.6%	10	9.1%	6	16.7%	13	-6.7%	48	4.0%	-4.0%
Total Rare Disease	597	7.1%	1.4%	255	12.3%	259	5.2%	83	0.0%	129	11.8%	726	8.0%	1.4%
Taxotere	8	-10.0%	-20.0%	0	-100.0%	0	-100.0%	8	12.5%	32	3.1%	40	0.0%	-4.8%
Jevtana	92	11.5%	5.7%	38	11.4%	40	10.3%	14	15.4%	7	60.0%	99	14.1%	7.6%
Eloxatine	7	-11.1%	-22.2%	1	0.0%	0	—	6	-12.5%	37	21.9%	44	14.6%	7.3%
Thymoglobulin	55	1.7%	-6.8%	9	0.0%	40	2.3%	6	0.0%	17	-5.6%	72	0.0%	-6.5%
Mozobil	37	0.0%	-7.5%	11	10.0%	22	-11.1%	4	66.7%	3	200.0%	40	4.9%	-2.4%
Zaltrap	20	42.9%	42.9%	13	18.2%	3	0.0%	4	—	2	200.0%	22	53.3%	46.7%
Total Oncology	259	-1.1%	-6.5%	83	10.3%	126	-8.0%	50	2.0%	102	17.4%	361	3.5%	-2.2%
Dupixent	118	—	—	1	—	116	—	1	—	0	—	118	—	—
Kevzara	8	—	—	1	—	7	—	0	—	0	—	8	—	—
Total Immunology	126	—	—	2	—	123	—	1	—	0	—	126	—	—
Sanofi Genzyme (Specialty Care)	1,466	16.8%	9.8%	478	13.9%	830	20.7%	158	5.7%	248	15.0%	1,714	16.5%	9.2%
Lantus	842	-26.1%	-31.0%	183	-7.5%	584	-31.4%	75	-12.2%	234	4.9%	1,076	-20.9%	-26.5%
Apidra	69	-1.4%	-5.5%	34	6.3%	25	-10.3%	10	0.0%	28	40.9%	97	8.4%	2.1%
Amaryl	15	-6.3%	-6.3%	5	-16.7%	1	0.0%	9	0.0%	66	-1.4%	81	-2.2%	-9.0%
Insuman	18	-10.0%	-10.0%	18	-5.3%	0	-100.0%	0	—	8	-18.2%	26	-12.9%	-16.1%
Soliqua/iGlarLixi	9	—	—	0	—	10	—	-1	—	0	—	9	—	—
Toujeo	191	-9.4%	-14.3%	63	51.2%	110	-28.4%	18	46.2%	25	73.3%	216	-4.2%	-9.2%
Total Diabetes	1,170	-21.1%	-25.9%	323	1.3%	730	-29.5%	117	-2.3%	363	8.2%	1,533	-15.6%	-21.2%
Multaq	75	-12.9%	-19.4%	10	0.0%	65	-12.3%	0	-100.0%	2	100.0%	77	-11.7%	-18.1%
Praluent	52	51.4%	40.5%	15	150.0%	35	30.0%	2	100.0%	1	—	53	54.1%	43.2%
Total Cardiovascular	127	5.4%	-2.3%	25	56.3%	100	-0.9%	2	-33.3%	3	200.0%	130	6.9%	-0.8%
Diabetes & Cardiovascular	1,297	-19.1%	-24.2%	348	3.9%	830	-27.0%	119	-3.0%	366	8.7%	1,663	-14.2%	-19.9%
Plavix	348	2.5%	-4.1%	35	-5.4%	1	—	68	-21.6%	244	13.5%	348	2.5%	-4.1%
Lovenox	388	-2.7%	-6.3%	231	-9.0%	14	23.1%	23	9.1%	120	5.6%	388	-2.7%	-6.3%
Renagel / Renvela	155	-28.5%	-34.0%	16	-15.8%	117	-33.5%	7	-12.5%	15	14.3%	155	-28.5%	-34.0%
Aprovel	158	2.5%	-3.1%	27	-6.9%	2	-25.0%	24	-25.0%	105	15.3%	158	2.5%	-3.1%
Allegra	32	-9.8%	-22.0%	2	-50.0%	0	—	30	-7.7%	0	—	32	-9.8%	-22.0%
Myslee / Ambien / Stilnox	59	-19.0%	-25.3%	10	-9.1%	15	-33.3%	23	-13.3%	11	-14.3%	59	-19.0%	-25.3%
Synvisc / Synvisc One	86	-16.2%	-22.5%	7	-22.2%	61	-20.2%	4	33.3%	14	0.0%	86	-16.2%	-22.5%
Depakine	111	8.3%	2.8%	40	0.0%	0	—	4	-20.0%	67	15.9%	111	8.3%	2.8%
Tritace	61	8.5%	3.4%	39	5.4%	0	—	1	100.0%	21	9.5%	61	8.5%	3.4%
Lasix	32	-2.9%	-5.9%	17	-5.6%	0	—	2	0.0%	13	0.0%	32	-2.9%	-5.9%
Targocid	28	-14.3%	-20.0%	11	-25.0%	0	—	2	-50.0%	15	0.0%	28	-14.3%	-20.0%
Other Rx Drugs	840	-5.1%	-9.3%	434	-1.4%	48	-3.8%	82	-4.0%	276	-10.4%	840	-5.1%	-9.3%
Total Established Rx Products	2,298	-5.5%	-10.5%	869	-4.7%	258	-24.0%	270	-11.5%	901	3.2%	2,298	-5.5%	-10.5%
Generics	435	-2.1%	-7.1%	189	-1.6%	40	2.3%	23	4.2%	183	-4.3%	435	-2.1%	-7.1%
Total Emerging Markets Specialty Care	248	15.0%	6.0%							248	15.0%
Total Emerging Markets Diabetes & Cardiovascular	366	8.7%	0.0%							366	8.7%
General Medicines & Emerging Markets	3,347	-2.3%	-7.9%	1,058	-4.2%	298	-21.3%	293	-10.4%	1,698	5.0%

Allergy, Cough and Cold	293	71.3%	61.9%	106	218.2%	62	28.3%	32	89.5%	93	32.9%	293	71.3%	61.9%
Pain	328	51.1%	43.2%	144	34.9%	40	10.0%	31	1066.7%	113	55.0%	328	51.1%	43.2%
Digestive	242	84.1%	75.4%	81	78.3%	46	750.0%	17	700.0%	98	25.0%	242	84.1%	75.4%
Nutritional	156	52.3%	43.1%	32	47.6%	0	-100.0%	63	94.4%	61	27.5%	156	52.3%	43.1%
Consumer Healthcare	1,196	51.8%	43.4%	387	69.0%	251	31.1%	158	145.7%	400	32.8%	1,196	51.8%	43.4%

Total Pharmaceuticals	7,306	3.3%	-2.8%	2,271	8.8%	2,209	-7.7%	728	9.5%	2,098	9.4%	7,306	3.3%	-2.8%

Polio / Pertussis / Hib	493	-3.9%	-9.4%	85	258.3%	109	-27.1%	41	-8.0%	258	-11.2%	493	-3.9%	-9.4%
Adult Booster Vaccines	137	13.2%	6.2%	36	400.0%	79	-13.0%	7	125.0%	15	-16.7%	137	13.2%	6.2%
Meningitis/Pneumonia	81	-27.1%	-31.4%	0	-100.0%	53	-37.6%	5	0.0%	23	20.0%	81	-27.1%	-31.4%
Influenza Vaccines	502	28.4%	20.7%	48	700.0%	323	25.4%	8	0.0%	123	4.1%	502	28.4%	20.7%
Travel And Other Endemics Vaccines	160	55.1%	49.5%	26	420.0%	49	51.4%	13	-13.3%	72	42.3%	160	55.1%	49.5%
Dengue	-19	-520.0%	-480.0%	0	—	0	—	0	—	-19	-520.0%	-19	-520.0%	-480.0%
Vaccines	1,385	8.7%	2.4%	196	347.7%	642	-0.4%	76	-2.4%	471	-6.0%	1,385	8.7%	2.4%
Total Company	8,691	4.1%	-2.0%	2,467	15.8%	2,851	-6.2%	804	8.3%	2,569	6.3%	8,691	4.1%	-2.0%

2017 net sales by GBU, franchise, geographic region and product

2017 (€ million)	Total GBUs	% CER	% reported	Europe	% CER	United States	% CER	Rest of the World	% CER	Emerging Markets	% CER	Total Franchises	% CER	% reported
Aubagio	1,530	23.3%	21.3%	387	26.0%	1,084	22.0%	59	31.1%	37	17.6%	1,567	23.2%	21.0%
Lemtrada	450	12.5%	10.6%	174	18.5%	246	7.3%	30	26.1%	24	38.9%	474	13.6%	11.5%
Total MS	1,980	20.7%	18.7%	561	23.5%	1,330	19.0%	89	29.4%	61	25.0%	2,041	20.8%	18.7%
Cerezyme	501	-0.4%	-1.6%	281	0.7%	177	0.0%	43	-8.3%	229	2.1%	730	0.4%	-2.4%
Cerdelga	125	19.8%	17.9%	26	52.9%	95	14.1%	4	0.0%	1	—	126	20.8%	18.9%
Myozyme	673	9.6%	8.0%	352	8.6%	262	11.3%	59	8.9%	116	12.7%	789	10.1%	8.8%
Fabrazyme	644	8.4%	6.3%	163	5.8%	369	9.3%	112	9.5%	78	16.2%	722	9.2%	7.1%
Aldurazyme	142	2.8%	0.7%	75	1.3%	42	2.4%	25	8.3%	65	11.7%	207	5.5%	3.0%
Total Rare Disease	2,354	5.5%	3.7%	961	5.0%	1,058	6.4%	335	3.9%	534	8.5%	2,888	6.0%	4.0%
Taxotere	37	-22.4%	-24.5%	3	-25.0%	0	-100.0%	34	-14.6%	136	7.7%	173	-0.6%	-3.4%
Jevtana	359	9.3%	7.2%	148	7.2%	159	6.6%	52	25.0%	27	17.4%	386	9.8%	7.8%
Eloxatine	32	-11.1%	-11.1%	4	0.0%	1	—	27	-15.6%	147	13.4%	179	8.2%	5.3%
Thymoglobulin	225	3.2%	1.4%	39	2.6%	162	3.8%	24	0.0%	66	13.6%	291	5.3%	3.6%
Mozobil	154	8.3%	6.2%	44	4.8%	96	3.2%	14	87.5%	9	28.6%	163	9.2%	7.2%
Zaltrap	67	9.8%	9.8%	51	8.5%	9	-35.7%	7	—	8	125.0%	75	16.9%	15.4%
Total Oncology	1,110	4.1%	2.7%	340	5.2%	589	2.9%	181	5.8%	409	13.2%	1,519	6.4%	4.5%
Dupixent	219	—	—	2	—	216	—	1	—	0	—	219	—	—
Kevzara	11	—	—	1	—	10	—	0	—	0	—	11	—	—
Total Immunology	230	—	—	3	—	226	—	1	—	0	—	230	—	—
Sanofi Genzyme (Specialty Care)	5,674	15.1%	13.1%	1,865	10.2%	3,203	19.8%	606	7.7%	1,004	11.3%	6,678	14.5%	12.2%
Lantus	3,617	-22.9%	-24.0%	760	-12.8%	2,542	-26.6%	315	-10.7%	1,005	9.2%	4,622	-17.5%	-19.1%
Apidra	280	-1.0%	-2.1%	136	7.1%	102	-10.4%	42	0.0%	97	25.9%	377	4.9%	2.7%
Amaryl	59	-15.7%	-15.7%	21	-22.2%	2	-33.3%	36	-10.0%	278	2.1%	337	-1.4%	-6.9%
Insuman	78	-8.2%	-8.2%	76	-7.3%	2	-33.3%	0	—	29	-29.5%	107	-15.5%	-17.1%
Soliqua/iGlarLixi	26	—	—	0	—	26	—	0	—	0	—	26	—	—
Toujeo	737	18.7%	17.0%	217	80.8%	455	-2.1%	65	88.6%	79	300.0%	816	27.0%	25.7%
Total Diabetes	4,901	-16.3%	-17.6%	1,287	-2.0%	3,128	-22.8%	486	-1.4%	1,494	11.4%	6,395	-11.1%	-12.9%
Multaq	332	-2.9%	-4.3%	42	-2.3%	286	-2.7%	4	-25.0%	7	16.7%	339	-2.5%	-4.0%
Praluent	167	64.4%	60.6%	46	155.6%	116	40.0%	5	500.0%	4	300.0%	171	66.7%	62.9%
Total Cardiovascular	499	12.6%	10.6%	88	43.5%	402	6.8%	9	80.0%	11	57.1%	510	13.3%	11.4%
Diabetes & Cardiovascular	5,400	-14.3%	-15.6%	1,375	0.1%	3,530	-20.2%	495	-0.6%	1,505	11.6%	6,905	-9.6%	-11.5%
Plavix	1,471	-1.2%	-4.7%	150	-7.4%	1	0.0%	294	-26.0%	1,026	10.4%	1,471	-1.2%	-4.7%
Lovenox	1,575	-2.1%	-3.7%	951	-7.1%	58	9.3%	91	-2.2%	475	7.8%	1,575	-2.1%	-3.7%
Renagel / Renvela	802	-12.3%	-13.0%	71	-13.4%	645	-14.8%	36	6.1%	50	20.9%	802	-12.3%	-13.0%
Aprovel	691	3.7%	1.5%	115	-9.4%	11	-20.0%	132	3.1%	433	8.7%	691	3.7%	1.5%
Allegra	158	-12.9%	-15.1%	9	0.0%	0	—	149	-13.6%	0	—	158	-12.9%	-15.1%
Myslee / Ambien / Stilnox	259	-13.5%	-14.8%	40	-9.1%	55	-33.3%	106	-8.3%	58	1.8%	259	-13.5%	-14.8%
Synvisc / Synvisc One	387	-3.9%	-5.1%	30	-9.1%	292	-5.1%	14	0.0%	51	6.3%	387	-3.9%	-5.1%
Depakine	443	9.6%	6.5%	161	1.2%	0	—	15	0.0%	267	15.8%	443	9.6%	6.5%
Tritace	241	1.2%	-1.6%	152	-1.3%	0	—	5	25.0%	84	4.6%	241	1.2%	-1.6%
Lasix	137	-4.7%	-7.4%	72	-4.0%	0	—	11	-36.8%	54	5.6%	137	-4.7%	-7.4%
Targocid	130	-10.1%	-12.8%	59	-18.9%	0	—	6	-14.3%	65	0.0%	130	-10.1%	-12.8%
Other Rx Drugs	3,467	-4.1%	-5.6%	1,663	-1.7%	207	-19.7%	360	-5.5%	1,237	-3.8%	3,467	-4.1%	-5.6%
Total Established Rx Products	9,761	-3.4%	-5.3%	3,473	-4.4%	1,269	-13.8%	1,219	-11.7%	3,800	4.8%	9,761	-3.4%	-5.3%
Generics	1,778	-3.3%	-4.1%	760	-4.9%	150	-12.0%	110	23.9%	758	-2.9%	1,778	-3.3%	-4.1%
Total Emerging Markets Specialty Care	1,004	11.3%	7.8%							1,004	11.3%
Total Emerging Markets Diabetes & Cardiovascular	1,505	11.6%	7.3%							1,505	11.6%
General Medicines & Emerging Markets	14,048	-1.0%	-3.1%	4,233	-4.5%	1,419	-13.6%	1,329	-9.5%	7,067	6.2%

Allergy, Cough and Cold	1,226	56.6%	55.0%	352	183.9%	367	10.8%	158	143.9%	349	33.1%	1,226	56.6%	55.0%
Pain	1,258	45.9%	44.3%	515	34.8%	167	8.3%	122	814.3%	454	43.9%	1,258	45.9%	44.3%
Digestive	930	79.5%	78.5%	307	70.2%	188	668.0%	58	742.9%	377	22.1%	930	79.5%	78.5%
Nutritional	652	44.9%	44.9%	122	28.7%	2	-50.0%	255	67.7%	273	36.5%	652	44.9%	44.9%
Consumer Healthcare	4,832	46.3%	45.1%	1,422	62.0%	1,133	22.5%	661	145.1%	1,616	31.3%	4,832	46.3%	45.1%

Total Pharmaceuticals	29,954	4.2%	2.4%	8,895	6.2%	9,285	-3.9%	3,091	10.3%	8,683	10.0%	29,954	4.2%	2.4%

Polio / Pertussis / Hib	1,827	24.3%	22.2%	300	187.6%	435	10.1%	152	2.6%	940	14.5%	1,827	24.3%	22.2%
Adult Booster Vaccines	474	16.5%	13.7%	119	172.7%	292	0.0%	26	17.4%	37	-22.9%	474	16.5%	13.7%
Meningitis/Pneumonia	623	0.2%	-1.6%	1	-80.0%	485	-4.1%	34	106.3%	103	9.6%	623	0.2%	-1.6%
Influenza Vaccines	1,589	9.5%	4.5%	113	37.3%	1,128	7.3%	51	28.2%	297	7.4%	1,589	9.5%	4.5%
Travel And Other Endemics Vaccines	493	35.9%	34.0%	90	253.8%	155	26.2%	54	6.0%	194	18.1%	493	35.9%	34.0%
Dengue	3	-98.2%	-94.5%	0	—	0	—	0	—	3	-98.2%	3	-98.2%	-94.5%
Vaccines	5,101	14.5%	11.4%	630	137.3%	2,570	5.6%	326	13.4%	1,575	7.8%	5,101	14.5%	11.4%
Total Company	35,055	5.6%	3.6%	9,525	10.2%	11,855	-2.0%	3,417	10.6%	10,258	9.7%	35,055	5.6%	3.6%

Appendix 2: Business net income statement

Fourth Quarter 2017	Pharmaceuticals				Vaccines				Others		Total Group
€ million	Q4 2017	Q4 2016	Var		Q4 2017	Q4 2016	Var		Q4 2017	Q4 2016	Q4 2017	Q4 2016	Var
Net sales	7,306	7,515	(2.8%)		1,385	1,352	2.4%				8,691	8,867	(2.0%)
Other revenues	66	83	(20.5%	)	224	227	(1.3%	)			290	310	(6.5%	)
Cost of sales	(2,250)	(2,210)	1.8%		(848)	(746)	13.7%				(3,098)	(2,956)	4.8%
As % of net sales	(30.8% )	(29.4% )			(61.2% )	(55.2% )					(35.6% )	(33.3% )
Gross profit	5,122	5,388	(4.9%)		761	833	(8.6%)				5,883	6,221	(5.4%)
As % of net sales	70.1%	71.7%			54.9%	61.6%					67.7%	70.2%
Research and development expenses	(1,278)	(1,292)	(1.1%	)	(186)	(145)	28.3%				(1,464)	(1,437)	1.9%
As % of net sales	(17.5% )	(17.2% )			(13.4% )	(10.7% )					(16.8% )	(16.2% )
Selling and general expenses	(2,460)	(2,401)	2.5%		(238)	(202)	17.8%				(2,698)	(2,603)	3.6%
As % of net sales	(33.7% )	(31.9% )			(17.2% )	(14.9% )					(31.0% )	(29.4% )
Other operating income /expenses	15	(28)			(102)	(14)			(27)	(36)	(114)	(78)
Share of profit/loss of associates* and joint-ventures	115	41			(1)	12					114	53
Net income attributable to non-controlling interests	(29)	(31)			(1)	(1)					(30)	(32)
Business operating income	1,485	1,677	(11.4%)		233	483	(51.8%)		(27)	(36)	1,691	2,124	(20.4%)
As % of net sales	20.3%	22.3%			16.8%	35.7%					19.5%	24.0%
										Financial income and expenses	(73)	(125)
										Income tax expense	(286)	(474)
										Tax rate**	18.6%	24.0%
										Business net income excl. Animal Health business	1,332	1,525	(12.7%	)
										As % of net sales	15.3%	17.2%
										Business Net Income of Animal Health business	—	81
										Business Net Income	1,332	1,606	(17.1%	)
										Business earnings / share (in euros) ***	1.06	1.25	(15.2%	)

*	Net of tax.
**	Determined on the basis of Business income before tax, associates and non-controlling interests.
***	Based on an average number of shares outstanding of 1,252.9 million in the fourth quarter of 2017 and 1,282.9 million in the fourth quarter of 2016.

Full year 2017	Pharmaceuticals			Vaccines			Others		Total Group
€ million	12M 2017	12M 2016	Change	12M 2017	12M 2016	Change	12M 2017	12M 2016	12M 2017	12M 2016	Change
Net sales	29,954	29,244	2.4%	5,101	4,577	11.4%			35,055	33,821	3.6%
Other revenues	287	274	4.7%	862	613	40.6%			1,149	887	29.5%
Cost of sales	(8,628)	(8,349)	3.3%	(2,817)	(2,353)	19.7%			(11,445)	(10,702)	6.9%
As % of net sales	(28.8% )	(28.5% )		(55.2% )	(51.4% )				(32.6% )	(31.6% )
Gross profit	21,613	21,169	2.1%	3,146	2,837	10.9%			24,759	24,006	3.1%
As % of net sales	72.2%	72.4%		61.7%	62.0%				70.6%	71.0%
Research and development expenses	(4,835)	(4,618)	4.7%	(637)	(554)	15.0%			(5,472)	(5,172)	5.8%
As % of net sales	(16.1% )	(15.8% )		(12.5% )	(12.1% )				(15.6% )	(15.3% )
Selling and general expenses	(9,176)	(8,743)	5.0%	(881)	(743)	18.6%	(1)	—	(10,058)	(9,486)	6.0%
As % of net sales	(30.6% )	(29.9% )		(17.3% )	(16.2% )				(28.7% )	(28.0% )
Other operating income /expenses	180	(1)		(108)	(14)		(68)	(112)	4	(127)
Share of profit/loss of associates* and joint-ventures	234	129		1	48				235	177
Net income attributable to non-controlling interests	(125)	(112)		—	(1)				(125)	(113)
Business operating income	7,891	7,824	0.9%	1,521	1,573	(3.3%)	(69)	(112)	9,343	9,285	0.6%
As % of net sales	26.3%	26.8%		29.8%	34.4%				26.7%	27.5%
							Financial income and expenses		(273)	(399)
							Income tax expense		(2,106)	(2,054)
							Tax rate**		23.5%	23.3%
							Business net income excl. Animal Health business		6,964	6,832	1.9%
							As % of net sales		19.9%	20.2%
							Business Net Income of Animal Health business		—	476
							Business Net Income		6,964	7,308	(4.7%	)
							Business earnings / share (in euros) ***		5.54	5.68	(2.5%	)

*	Net of tax.
**	Determined on the basis of Business income before tax, associates and non-controlling interests.
***	Based on an average number of shares outstanding of 1,256.9 million in 2017 and 1,286.6 million in 2016.

Appendix 3: Consolidated income statements

€ million	Q4 2017 (1)	Q4 2016 (1)	12M 2017 (1)	12M 2016 (1)
Net sales	8,691	8,867	35,055	33,821
Other revenues	290	310	1,149	887
Cost of sales	(3,088)	(2,956)	(11,611)	(10,702)
Gross profit	5,893	6,221	24,593	24,006
Research and development expenses	(1,464)	(1,437)	(5,472)	(5,172)
Selling and general expenses	(2,698)	(2,603)	(10,058)	(9,486)
Other operating income	10	56	237	355
Other operating expenses	(124)	(134)	(233)	(482)
Amortization of intangible assets	(442)	(412)	(1,866)	(1,692)
Impairment of intangible assets	(262)	(119)	(293)	(192)
Fair value remeasurement of contingent consideration	15	(41)	(159)	(135)
Restructuring costs and similar items	(118)	(189)	(731)	(879)
Other gains and losses and litigation	(61)	211	(215)	211
Operating income	749	1,553	5,803	6,534
Financial expenses	(99)	(422)	(420)	(924)
Financial income	26	1	147	68
Income before tax and associates and joint ventures	676	1,132	5,530	5,678
Income tax expense	(700)	(369)	(1,722)	(1,326)
Share of profit/loss of associates and joint ventures	24	30	104	134
Net income excluding the held for exchange Animal Health business	—	793	3,912	4,486
Net income from the held for exchange Animal Health business	159	18	4,643	314
Net income	159	811	8,555	4,800
Net income attributable to non-controlling interests	30	21	121	91
Net income attributable to equity holders of Sanofi	129	790	8,434	4,709
Average number of shares outstanding (million)	1,252.9	1,282.9	1,256.9	1,286.6
Earnings per share (in euros) excluding the held for exchange Animal Health business	(0.02)	0.60	3.02	3.42

IFRS earnings per share (in euros)	0.10	0.62	6.71	3.66

(1)	Animal Health results and gain on disposal reported separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).

Appendix 4: Reconciliation of Net income attributable to equity holders of Sanofi to Business net income

€ million	Q4 2017	Q4 2016	Variation
Net income attributable to equity holders of Sanofi	129	790	(83.7%)
Amortization of intangible assets(1)	442	412
Impairment of intangible assets	262	119
Fair value remeasurement of contingent consideration	(15)	41
Expenses arising from the impact of acquisitions on inventories	(10)	—
Restructuring costs and similar items	118	189
Other gains and losses, and litigation(2)	61	(211)
Tax effect of items listed above (3)/(4):	(217)	(105)
Amortization and impairment of intangible assets	(242)	(221)
Fair value remeasurement of contingent consideration	37	(1)
Expenses arising from the impact of acquisitions on inventories	4	—
Restructuring costs and similar items	82	139
Other tax effects	(98)	(22)
Other tax items (5)	631	—
Share of items listed above attributable to non-controlling interests	—	(11)
Restructuring costs of associates and joint-ventures, and expenses arising from the impact of acquisitions on associates and joint-ventures	90	9
Animal Health items (6)/(7)	(159)	63
Other Sanofi Pasteur MSD items (8)	—	14
Impairment loss on Alnylam investment	—	296
Business net income	1,332	1,606	(17.1%)
IFRS earnings per share(9) (in euros)	0.10	0.62

(1)	Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €407 million in the fourth quarter of 2017 and €374 million in the fourth quarter of 2016.
(2)	In 2016, gain on Sanofi Pasteur MSD investment in associates and joint-ventures upon termination of the joint-venture.
(3)	In 2017, this line includes the impact of changes in corporate income tax rates, mainly in France (25% standard rate effective as of January 1, 2022).
(4)	In 2016, this lines includes the impact on deferred tax assets and liabilities coming from the reconciliation items (in particular amortization and impairment of intangible assets and restructuring costs).
(5)	In 2017, +562m€ litigation gain on French 3% tax on dividends and temporary exceptional surcharge and US tax reform (1,193)m€.
(6)	In 2017, net gain resulting from the divestment of the Animal Health business (including the closing in Mexico in Q4-2017).
(7)	In 2016, includes the following items: impact of the discontinuation of depreciation and impairment of Property, Plant & Equipment starting at IFRS 5 application (Non-current held for sale and discontinued operations), impact of the amortization and impairment of intangible assets until IFRS 5 application, costs incurred as a result of the divestment as well as the tax effect of these items.
(8)	In 2016, includes the following items: impact of the discontinuation of the equity accounting of the Sanofi Pasteur MSD business net income since the announcement by Sanofi and Merck of their intent to end their joint vaccine operations in Europe.
(9)	Based on an average number of shares outstanding of 1,252.9 million in the fourth quarter of 2017 and 1,282.9 million in the fourth quarter of 2016.

€ million	12M 2017	12M 2016	Variation
Net income attributable to equity holders of Sanofi	8,434	4,709	79.1%
Amortization of intangible assets(1)	1,866	1,692
Impairment of intangible assets	293	192
Fair value remeasurement of contingent consideration	159	135
Expenses arising from the impact of acquisitions on inventories	166	—
Restructuring costs and similar items	731	879
Other gains and losses, and litigation(2)/(3)	215	(211)
Tax effect of items listed above (4)/(5):	(1,126)	(841)
Amortization and impairment of intangible assets	(719)	(694)
Fair value remeasurement of contingent consideration	4	(24)
Expenses arising from the impact of acquisitions on inventories	(52)	—
Restructuring costs and similar items	(134)	(95)
Other tax effects	(225)	(28)
Other tax items (6)	742	113
Share of items listed above attributable to non-controlling interests	(4)	(22)
Restructuring costs of associates and joint-ventures, and expenses arising from the impact of acquisitions on associates and joint-ventures	131	(9)
Animal Health items (7)/(8)	(4,643)	162
Other Sanofi Pasteur MSD items (9)	—	52
Impairment loss on Alnylam investment	—	457
Business net income	6,964	7,308	(4.7%)
IFRS earnings per share(10) (in euros)	6.71	3.66

(1)	Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €1,726 million in 2017 and €1,550 million in 2016.
(2)	In 2017, mainly adjustment to vendor’s guarantee provision in connection with past divestment.
(3)	In 2016, gain on Sanofi Pasteur MSD investment in associates and joint-ventures upon termination of the joint-venture.
(4)	In 2017, this line includes the impact of changes in corporate income tax rates, mainly in France (25% standard rate effective as of January 1, 2022).
(5)	In 2016, this lines includes the impact on deferred tax assets and liabilities coming from the reconciliation items (in particular amortization and impairment of intangible assets and restructuring costs).
(6)	In 2017, +451m€ litigation gain on French 3% tax on dividends and temporary exceptional surcharge and US tax reform (1,193)m€.
(7)	In 2017, net gain resulting from the divestment of the Animal Health business (including the closing in Mexico in Q4-2017).
(8)	In 2016, includes the following items: impact of the discontinuation of depreciation and impairment of Property, Plant & Equipment starting at IFRS 5 application (Non-current held for sale and discontinued operations), impact of the amortization and impairment of intangible assets until IFRS 5 application, costs incurred as a result of the divestment as well as the tax effect of these items.
(9)	In 2016, includes the following items: impact of the discontinuation of the equity accounting of the Sanofi Pasteur MSD business net income since the announcement by Sanofi and Merck of their intent to end their joint vaccine operations in Europe.
(10)	Based on an average number of shares outstanding of 1,256.9 million in 2017 and 1,286.6 million in 2016.

Appendix 5: Change in net debt

€ million	2017	2016
Business net income	6,964	7,308
Depreciation amortization and impairment of property, plant and equipment and software	1,349	1,278
Gains and losses on disposals of non-current assets, net of tax	(127)	(34)
Other non-cash items	618	(452)
Operating cash flow before changes in working capital (1)/(2)	8,804	8,100
Changes in working capital (1)	(589)	727
Acquisitions of property, plant and equipment and software	(1,500)	(1,361)
Free cash flow (1)/(2)	6,715	7,466
Acquisitions of intangibles, excluding software	(398)	(715)
Acquisitions of investments, including assumed debt	(1,063)	(533)
Restructuring costs and similar items paid	(754)	(729)
Proceeds from disposals of property, plant and equipment, intangibles, and other non-current assets, net of tax	408	313
Issuance of Sanofi shares	319	306
Dividends paid to shareholders of Sanofi	(3,710)	(3,759)
Acquisition of treasury shares	(2,158)	(2,908)
Transactions with non-controlling interests including dividends	(52)	(31)
Foreign exchange impact	438	(192)
Net cash flow from the swap between BI-CHC and Sanofi animal Health business	3,535	—
Other items	(303)	(170)
Change in net debt	2,977	(952)

(1)	Excluding restructuring costs and similar items.
(2)	Excluding Animal Health business for the 2016 comparative period.

Appendix 6: Simplified consolidated balance sheet

ASSETS € million	12/31/17	12/31/16	LIABILITIES € million	12/31/17	12/31/16
			Equity attributable to equity-holders of Sanofi	58,089	57,554
			Equity attributable to non-controlling interests	169	170
			Total equity	58,258	57,724
			Long-term debt	14,326	16,815
Property, plant and equipment	9,579	10,019	Non-current liabilities related to business combinations and to non-controlling interests	1,026	1,378
Intangible assets (including goodwill)	53,344	51,166	Non-current provisions and other non-current liabilities	9,154	8,834
Non-current financial assets, investments in associates, and deferred tax assets	10,517	10,379	Deferred tax liabilities	1,605	2,292
Non-current assets	73,440	71,564	Non-current liabilities	26,111	29,319
			Accounts payable and other current liabilities	13,839	14,472
Inventories, accounts receivable and other current assets	16,037	16,414	Current liabilities related to business combinations and to non-controlling interests	343	198
Cash and cash equivalents	10,315	10,273	Short-term debt and current portion of long-term debt	1,275	1,764
Current assets	26,352	26,687	Current liabilities	15,457	16,434
Assets held for sale or exchange	34	6,421	Liabilities related to assets held for sale or exchange	—	1,195
Total ASSETS	99,826	104,672	Total LIABILITIES & EQUITY	99,826	104,672

Appendix 7: currency sensitivity

2018 Business EPS currency sensitivity

Currency	Variation	Business EPS Sensitivity
U.S. Dollar	+0.05 USD/EUR	-EUR 0.10
Japanese Yen	+5 JPY/EUR	-EUR 0.01
Chinese Yuan	+0.2 CNY/EUR	-EUR 0.02
Brazilian Real	+0.4 BRL/EUR	-EUR 0.02
Russian Ruble	+10 RUB/EUR	-EUR 0.03

Currency exposure on Q4 2017 sales

Currency	Q4 2017
US $	33.7%
Euro €	25.0%
Chinese Yuan	6.0%
Japanese Yen	4.6%
Brazilian Real	2.7%
Mexican Peso	2.6%
Russian Ruble	2.0%
British Pound	1.9%
Australian $	1.5%
Canadian $	1.5%
Others	18.5%

Currency average rates

	Q4 2016	Q4 2017	Change
€/$	1.08	1.18	+9.2%
€/Yen	117.92	133.00	+12.8%
€/Yuan	7.38	7.79	+5.5%
€/Real	3.55	3.83	+7.8%
€/Ruble	67.99	68.80	+1.2%

Appendix 8: R&D Pipeline

- Immuno-inflammation
- MS, Neuro, Gene therapy
- Oncology
- Rare Disease
- Diabetes
- Cardiovascular & metabolism
- Infectious Diseases
- Vaccines

New Molecular Entities(*)

Phase 1 (Total : 15)		Phase 2 (Total : 15)		Phase 3 (Total : 6)	Registration (Total : 0)
SAR440340(**) Anti-IL33 mAb Asthma	**UshStat**® Myosin 7A gene therapy Usher Syndrome 1B	**SAR156597** IL4/IL13 bi-specific mAb Systemic Scleroderma	**SAR425899** GLP-1/GCG dual agonist Obesity/Overweight in T2D	**isatuximab** Anti-CD38 mAb Relapsing Refractory Multiple Myeloma (ICARIA)	
SAR439794 TLR4 agonist Peanut Allergy	**SAR228810** Anti-protofibrillar AB mAb Alzheimer's Disease	**GZ389988** TRKA antagonist Osteoarthritis	**mavacamten**(8)(**) Myosin inhibitor - Obstructive Hypertrophic Cardiomyopathy	**avalglucosidase alfa** Neo GAA Pompe Disease	
SAR408701 Maytansin-loaded anti-CEACAM5 mAb Solid Tumors	**SAR442168**(3) BTK inhibitor Multiple Sclerosis	R **cemiplimab**(5)(**) PD-1 inhibitor mAb Advanced CSCC (Skin cancer)	**SAR407899** rho kinase Microvascular Angina	**fitusiran**(10) siRNA targeting Anti-Thrombin Hemophilia	
SAR439459 anti-TGFb mAb Advanced Solid Tumors	**SAR438335** GLP-1/GIP dual agonist Type 2 Diabetes	R **SAR566658** Maytansin-loaded anti-CA6 mAb Triple Negative Breast Cancer	Combination **ferroquine / OZ439**(**) Antimalarial	**sotagliflozin**(**) Oral SGLT-1&2 inhibitor Type 1 Diabetes	
O **REGN3767**(1) Anti LAG-3 mAb Advanced Cancers	**SAR440181**(4)(**) Myosin activation Dilated Cardiomyopathy	R **olipudase alfa** rhASM Acid Sphingomyelinase Deficiency(6)	**Tuberculosis** Recombinant subunit vaccine	**SAR341402** Rapid acting insulin Type 1/2 Diabetes	
SAR439859 SERD Metastatic Breast Cancer	**SAR247799** S1P1 agonist Cardiovascular indication	O **SAR339375**(7) miRNA-21 Alport Syndrome	**HIV** Viral vector prime & rgp120 boost vaccine	**efpeglenatide**(**) Long-acting GLP-1 agonist Type 2 Diabetes	
O **lumasiran**(2) Investigational RNAi therapeutic Primary Hyperoxaluria Type 1	**Herpes Simplex Virus Type 2** HSV-2 vaccine	**venglustat** Oral GCS inhibitor Gaucher related Parkinson's Disease	**SP0232**(9) **mAb**(**) Respiratory syncytial virus Monoclonal Antibody		
	Respiratory syncytial virus Infants Vaccines	**SAR422459** ABCA4 gene therapy Stargardt Disease			

Appendix 8: R&D Pipeline O : Opt-in rights products for which rights have not been exercised yet R : Registration Study (other than Phase 3) Immuno-inflammation Rare Disease Infectious Diseases MS, Neuro, Gene therapy Diabetes Vaccines Oncology Cardiovascular & metabolism New Molecular Entities(*) Phase 1 Phase 2 Phase 3 Registration(Total : 15) (Total : 15) (Total : 6) (Total : 0)SAR440340(**) UshStat® SAR156597 SAR425899 isatuximab Anti-CD38 mAb Anti-IL33 mAb Myosin 7A gene therapy IL4/IL13 bi-specific mAb GLP-1/GCG dual agonist Relapsing Refractory Multiple Asthma Usher Syndrome 1B Systemic Scleroderma Obesity/Overweight in T2D Myeloma (ICARIA) SAR439794 SAR228810 GZ389988 mavacamten(8)(**) avalglucosidase alfa TLR4 agonist Anti-protofibrillar AB mAb TRKA antagonist Myosin inhibitor - Obstructive Neo GAA Peanut Allergy Alzheimer’s Disease Osteoarthritis Hypertrophic Cardiomyopathy Pompe Disease SAR408701 SAR442168(3) R cemiplimab(5)(**) SAR407899 fitusiran(10) Maytansin-loaded anti- BTK inhibitor PD-1 inhibitor mAb rho kinase siRNA targeting Anti-Thrombin CEACAM5 mAb Solid Tumors Multiple Sclerosis Advanced CSCC (Skin cancer) Microvascular Angina Hemophilia SAR439459 SAR438335 R SAR566658 Combination sotagliflozin(**) anti-TGFb mAb GLP-1/GIP dual agonist Maytansin-loaded anti-CA6 mAb ferroquine / OZ439(**) Oral SGLT-1&2 inhibitor Advanced Solid Tumors Type 2 Diabetes Triple Negative Breast Cancer Antimalarial Type 1 Diabetes O REGN3767(1) SAR440181(4)(**) R olipudase alfa SAR341402 rhASM Tuberculosis Anti LAG-3 mAb Myosin activation Rapid acting insulin Acid Sphingomyelinase Recombinant subunit vaccine Advanced Cancers Dilated Cardiomyopathy (6) Type 1/2 Diabetes Deficiency SAR439859 SAR247799 O SAR339375(7) HIV efpeglenatide(**) SERD S1P1 agonist miRNA-21 Viral vector prime & rgp120 boost Long-acting GLP-1 agonist Metastatic Breast Cancer Cardiovascular indication Alport Syndrome vaccine Type 2 Diabetes O lumasiran(2) venglustat SP0232(9) mAb(**) Herpes Simplex Virus Type 2 Oral GCS inhibitor Investigational RNAi therapeutic Respiratory syncytial virus HSV-2 vaccine Gaucher related Parkinson’s Primary Hyperoxaluria Type 1 Monoclonal Antibody Disease Respiratory syncytial virus SAR422459 Infants ABCA4 gene therapy Vaccines Stargardt Disease (1) Regeneron product for which Sanofi has opt-in right (9) Also known as MEDI8897 (2) Alnylam product for which Sanofi has opt-in right (10) Clinical hold lifted by FDA announced on Dec 15, 2017 - Clinical trial dosing to resume in Q1 2018. (3) Also known as PRN2246 Following the Alnylam/Sanofi strategic restructuring of the RNAi therapeutics rare disease alliance (4) Also known as MYK491 announced in January 2018, Sanofi will have global rights on fitusiran. The transaction is subject to (5) Also known as SAR439684 and REGN2810 customary closing conditions and clearances, including clearance under the Hart-Scott Rodino Antitrust (6) Also known as Niemann Pick type B Improvements Act. (7) Regulus product for which Sanofi has opt-in right (*) Data related to all studies published on clinicaltrials.gov (8) Also known as SAR439152 and MYK461 (**) Partnered and/or in collaboration – Sanofi may have limited or shared rights on some of these products 25

Additional Indications[*]

Phase 1 (Total : 5)	Phase 2 (Total : 10)		Phase 3 (Total : 16)		Registration (Total : 3)
isatuximab + cemiplimab[1][**] Anti-CD38 mAb + PD-1 inhibitor mAb Relapsing Refractory Multiple Myeloma	**dupilumab[**]** Anti-IL4Rα mAb Eosinophilic Esophagitis	**sotagliflozin[**]** SGLT 1 & 2 inhibitor Worsening Heart Failure in Diabetes	**dupilumab[**]** Anti-IL4Rα mAb Asthma 6 - 11 years old	**isatuximab** Anti-CD38 mAb 1st line Newly Diagnosed Multiple Myeloma (IMROZ)	**dupilumab[**]** Anti-IL4Rα mAb Asthma 12y+ U.S.
isatuximab Anti-CD38 mAb + CyBord[2] Newly Diagnosed Multiple Myeloma	**sarilumab[**]** Anti-IL6R mAb Polyarticular Juvenile Idiopathic Arthritis	**Rabies VRVg** Purified vero rabies vaccine	**dupilumab[**]** Anti-IL4Rα mAb Nasal Polyposis	**isatuximab** Anti-CD38 mAb Relapsing Refractory Multiple Myeloma (IKERIA)	**VaxiGrip® QIV IM** Quadrivalent inactivated Influenza vaccine (6 - 35 months)
SAR439459 + cemiplimab[1][**] Anti-TGFb mAb + PD-1 inhibitor mAb Advanced Solid Tumors	**sarilumab[**]** Anti-IL6R mAb Systemic Juvenile Arthritis	**Adacel+** Tdap booster	**Dupixent®[**]** Anti-IL4Rα mAb Atopic Dermatitis 12 – 17 years old	**Aubagio®** teriflunomide Relapsing Multiple Sclerosis – Pediatric	**PR5i** DTP-HepB-Polio-Hib Pediatric hexavalent vaccines (U.S.)
O **cemiplimab[1][**] + REGN3767[3]** PD-1 inhibitor mAb + anti LAG-3 mAb Advanced Cancers	R **cemiplimab[1][**]** PD-1 inhibitor mAb Advanced Basal Cell Carcinoma	**Shan 6** DTP-HepB-Polio-Hib Pediatric hexavalent vaccine	**Dupixent®[**]** Anti-IL4Rα mAb Atopic Dermatitis 6 – 11 years old	**Lemtrada®** alemtuzumab Relapsing Remitting Multiple Sclerosis - Pediatric	
SAR439859 SERD + Palbociclib Metastatic Breast Cancer	**venglustat** Oral GCS inhibitor Gaucher Disease Type 3		**Dupixent®[**]** Anti-IL4Rα mAb Atopic Dermatitis 6 months - 5 years old	**Praluent®[**]** Anti-PCSK9 mAb CV events reduction	
	venglustat Oral GCS inhibitor Fabry Disease		**cemiplimab[1][**]** PD-1 inhibitor mAb 2nd line Cervical Cancer	**Fluzone® QIV HD** Quadrivalent inactivated Influenza vaccine - High dose	
			cemiplimab[1][**] PD-1 inhibitor mAb 1st line NSCLC	**Men Quad TT** Advanced generation meningococcal ACYW conjugate vaccine	
			sotagliflozin[**] Oral SGLT-1&2 inhibitor Type 2 Diabetes	**Pediatric pentavalent vaccine** DTP-Polio-Hib Japan	

Additional Indications(*) Phase 1 Phase 2 Phase 3 Registration (Total : 5) (Total : 10) (Total : 16) (Total : 3) isatuximab + cemiplimab(1)(**) (**) sotagliflozin(**) isatuximab dupilumab dupilumab(**) dupilumab(**) Anti-CD38 mAb + PD-1 inhibitor mAb SGLT 1 & 2 inhibitor Anti-CD38 mAb Relapsing Refractory Multiple Anti-IL4Rá mAb Worsening Heart Failure in Anti-IL4Rá mAb 1st line Newly Diagnosed Anti-IL4Rá mAb Eosinophilic Esophagitis Asthma 6 - 11 years old Asthma 12y+ U.S. Myeloma Diabetes Multiple Myeloma (IMROZ) sarilumab(**) isatuximab isatuximab dupilumab(**) VaxiGrip® QIV IM Anti-CD38 mAb + CyBord(2) Anti-IL6R mAb Rabies VRVg Anti-IL4Rá mAb Anti-CD38 mAb Quadrivalent inactivated Polyarticular Juvenile Purified vero rabies vaccine Relapsing Refractory Multiple Newly Diagnosed Multiple Myeloma Nasal Polyposis Influenza vaccine (6 - 35 months) Idiopathic Arthritis Myeloma (IKERIA) SAR439459 + cemiplimab(1)(**) sarilumab(**) Dupixent®(**) Aubagio® PR5i Anti-TGFb mAb + PD-1 inhibitor mAb Anti-IL6R mAb Adacel+ Anti-IL4Rá mAb teriflunomide DTP-HepB-Polio-Hib Tdap booster Atopic Dermatitis 12 – 17 Relapsing Multiple Sclerosis – Pediatric hexavalent vaccines Advanced Solid Tumors Systemic Juvenile Arthritis years old Pediatric (U.S.) R cemiplimab(1)(**) Dupixent®(**) Lemtrada® O cemiplimab(1)(**) + REGN3767(3) Shan 6 PD-1 inhibitor mAb Anti-IL4Rá mAb alemtuzumab PD-1 inhibitor mAb + anti LAG-3 mAb DTP-HepB-Polio-Hib Advanced Basal Cell Atopic Dermatitis 6 – 11 years Relapsing Remitting Multiple Advanced Cancers Pediatric hexavalent vaccine Carcinoma old Sclerosis - Pediatric Dupixent®(**) SAR439859 venglustat Praluent®(**) Anti-IL4Rá mAb SERD + Palbociclib Oral GCS inhibitor Anti-PCSK9 mAb Atopic Dermatitis 6 months - 5 Metastatic Breast Cancer Gaucher Disease Type 3 CV events reduction years old venglustat cemiplimab(1)(**) Fluzone® QIV HD Oral GCS inhibitor PD-1 inhibitor mAb Quadrivalent inactivated Fabry Disease 2nd line Cervical Cancer Influenza vaccine - High dose cemiplimab(1)(**) Men Quad TT Advanced generation PD-1 1st line inhibitor NSCLC mAb meningococcal ACYW conjugate vaccine sotagliflozin(**) Pediatric pentavalent Oral SGLT-1&2 inhibitor vaccine DTP-Polio-Hib Type 2 Diabetes Japan (1) Also known as SAR439684 and REGN2810 (2) Cyclophosmamide + bortezomib (Velcade) + dexamethasone (3) Regeneron product for which Sanofi has opt-in right (*) Data related to all studies published on clinicaltrials.gov (**) Partnered and/or in collaboration - Sanofi may have limited or shared rights on some of these products - included in totals 26

Expected Submission Timeline(1)

	New Molecular Entities		Additional Indications	
2018	**isatuximab** anti-CD38 mAb RRMM (ICARIA) U.S.	**cemiplimab**(3)(**) PD-1 inhibitor mAb Advanced CSCC	**dupilumab**(2)(**) Anti-IL4Ra mAb Asthma adults & adolesc. EU	**Dupixent**®(2)(**) Anti-IL4Ra mAb AD 12 – 17 years old
	sotagliflozin(**) Oral SGLT-1&2 inhibitor Type 1 Diabetes		**Praluent**®(*) Anti-PCSK9 mAb CV events reduction	
2019	**avalglucosidase alfa** NeoGAA Pompe Disease	**SAR341402** Rapid acting insulin Type 1/2 Diabetes - EU(5)	**Dupixent**®(2)(**) Anti-IL4Ra mAb AD 6 - 11 years old	**dupilumab**(2)(**) Anti-IL4Ra mAb Nasal Polyposis Adult
			cemiplimab(3)(**) PD-1 inhibitor mAb Advanced BCC	**cemiplimab**(3)(**) PD-1 inhibitor mAb 1st line NSCLC
			sotagliflozin(*) Oral SGLT-1&2 inhibitor Type 2 Diabetes	**Fluzone® QIV HD** Quadrivalent inactivated Influenza vaccine - High dose
			Men Quad TT Adv. generation meningococcal U.S. & EU – 10 Yrs +	
2020	**olipudase alfa** rhASM ASD(4)	**Fitusiran**(6) siRNA inhibitor Hemophilia A/B - U.S./EU/Japan	**cemiplimab**(3)(**) PD-1 inhibitor mAb 2nd line Cervical Cancer	**isatuximab** Anti-CD38 mAb RRMM (IKEMA)
	mavacamten(7)(**) Myosin inhibitor Obstructive HCM(8)		**Aubagio®** teriflunomide Relapsing MS – Pediatrics	**Shan 6** DTP-HepB-Polio-Hib Pediatric hexavalent vaccine
			Pediatric pentavalent vaccine DTP-Polio-Hib (Japan)

Expected Submission Timeline(1) New Molecular Entities Additional Indications 2018 isatuximab cemiplimab(3)(**) dupilumab(2)(**) Dupixent®(2)(**) anti-CD38 mAb PD-1 inhibitor mAb Anti-IL4Ra mAb Anti-IL4Ra mAb RRMM (ICARIA) U.S. Advanced CSCC Asthma adults & adolesc. EU AD 12 – 17 years old sotagliflozin(**) Praluent®(*) Oral SGLT-1&2 inhibitor Anti-PCSK9 mAb Type 1 Diabetes CV events reduction 2019 avalglucosidase alfa SAR341402 Dupixent®(2)(**) dupilumab(2)(**) NeoGAA Rapid acting insulin Anti-IL4Ra mAb Anti-IL4Ra mAb Pompe Disease Type 1/2 Diabetes - EU(5) AD 6 - 11 years old Nasal Polyposis Adult cemiplimab(3)(**) cemiplimab(3)(**) PD-1 inhibitor mAb PD-1 inhibitor mAb Advanced BCC 1st line NSCLC sotagliflozin(**) Fluzone® QIV HD Oral SGLT-1&2 inhibitor Quadrivalent inactivated Type 2 Diabetes Influenza vaccine - High dose Men Quad TT Adv. generation meningococcal U.S. & EU – 10 Yrs + 2020 olipudase alfa Fitusiran(6) cemiplimab(3)(**) isatuximab rhASM siRNA inhibitor PD-1 inhibitor mAb Anti-CD38 mAb ASD(4) Hemophilia A/B - U.S./EU/Japan 2nd line Cervical Cancer RRMM (IKEMA) mavacamten(7)(**) Aubagio® Shan 6 Myosin inhibitor teriflunomide DTP-HepB-Polio-Hib Obstructive HCM(8) Relapsing MS – Pediatrics Pediatric hexavalent vaccine Pediatric pentavalent vaccine DTP-Polio-Hib (Japan) 27

New Molecular Entities		Additional Indications	
2021	**SAR425899** GLP-1/GCG dual agonist Obesity/Overweight in T2D	**efpeglenatide**[**] Long acting GLP1-R agonist Type 2 Diabetes	**dupilumab**[2][**] Anti-IL4Rα mAb Asthma 6 - 11 years old	**dupilumab**[2][**] Anti-IL4Ra mAb Eosinophilic Esophagitis
	SAR566658 Anti-CA6 ADC Breast cancer (TNBC)		**isatuximab** Anti-CD38 mAb 1st line Newly Diagnosed MM (IMROZ)	**sotagliflozin**[*] SGLT 1/2 inhibitor Worsening Heart Failure in Diabetes
2022 and beyond	**GZ389988** TRKA antagonist Osteoarthritis	**SAR156597** IL4/IL13 bi-specific mAb Systemic Scleroderma	**Dupixent**®[**] Anti-IL4Rα mAb AD 6 months - 5 years old	**sarilumab**[*] Anti-IL6R mAb Systemic Juvenile Arthritis
	SAR422459 ABCA4 gene therapy Stargardt Disease	**venglustat** Oral GCS inhibitor GrPD[9]	**sarilumab**[*] Anti-IL6R mAb Polyarticular Juvenile Idiopathic Arthritis	**venglustat** Oral GCS inhibitor Fabry Disease
	SAR407899 rho kinase Microvascular Angina	Combination **ferroquine / OZ439**[*] Antimalarial	**venglustat** Oral GCS inhibitor Gaucher Disease Type 3	**Adacel+** Tdap booster
	RSV mAbs[10] Respiratory syncytial virus U.S.	**Tuberculosis** Recombinant subunit vaccine	**Rabies VRVg** Purified vero rabies vaccine	
	HIV Viral vector prime & rgp120 boost vaccine			

New Molecular Entities Additional Indications 2021 SAR425899 efpeglenatide(**) dupilumab(2)(**) dupilumab(2)(**) GLP-1/GCG dual agonist Long acting GLP1-R agonist Anti-IL4Rá mAb Anti-IL4Ra mAb Obesity/Overweight in T2D Type 2 Diabetes Asthma 6 - 11 years old Eosinophilic Esophagitis SAR566658 isatuximab sotagliflozin(**) Anti-CA6 ADC Anti-CD38 mAb SGLT 1/2 inhibitor Breast cancer (TNBC) 1st line Newly Diagnosed MM (IMROZ) Worsening Heart Failure in Diabetes 2022 GZ389988 SAR156597 Dupixent®(**) sarilumab(**) and beyond TRKA antagonist IL4/IL13 bi-specific mAb Anti-IL4Rá mAb Anti-IL6R mAb Osteoarthritis Systemic Scleroderma AD 6 months - 5 years old Systemic Juvenile Arthritis SAR422459 venglustat sarilumab(**) venglustat ABCA4 gene therapy Oral GCS inhibitor Anti-IL6R mAb Oral GCS inhibitor Stargardt Disease GrPD(9) Polyarticular Juvenile Idiopathic Arthritis Fabry Disease SAR407899 Combination venglustat (*) Adacel+ rho kinase ferroquine / OZ439 Oral GCS inhibitor Tdap booster Microvascular Angina Antimalarial Gaucher Disease Type 3 RSV mAbs(10) Tuberculosis Rabies VRVg Respiratory syncytial virus Recombinant subunit vaccine Purified vero rabies vaccine U.S. HIV Viral vector prime & rgp120 boost vaccine (1) Excluding Phase 1 - Data related to all studies published on clinicaltrials.gov (2) Also known as SAR231893 (3) Also known as SAR439684 and REGN2810 (4) Acid Sphingomyelinase Deficiency (5) Submission strategy for the U.S. under evaluation (6) Clinical hold lifted by FDA announced on Dec 15, 2017 - Clinical trial dosing to resume in Q1 2018. Following the Alnylam/Sanofi strategic restructuring of the RNAi therapeutics rare disease alliance announced in January 2018, Sanofi will have global rights on fitusiran. The transaction is subject to customary closing conditions and clearances, including clearance under the Hart-Scott Rodino Antitrust Improvements Act (7) Also known as SAR439152 and as MYK461 (8) Hypertrophic Cardiomyopathy (9) Gaucher Related Parkinson’s Disease (10) Also known as SP0232 and MEDI8897 (**) Partnered and/or in collaboration – Sanofi may have limited or shared rights on some of these products 28

Pipeline Movements Since Q3 2017

	Additions to the pipeline		Removals from the pipeline	
Phase 1	**SAR439859** SERD Metastatic Breast Cancer	**SAR442168**(1) BTK inhibitor Multiple Sclerosis	**SAR428926** Maytansin-loaded anti-Lamp1 mAb Cancer	**GZ402668** GLD52 (anti-CD52 mAb) Relapsing Multiple Sclerosis
Phase 2	**SAR407899** rho kinase Microvascular Angina		**SAR100842** LPA1 receptor antagonist Systemic Sclerosis	**isatuximab** Anti-CD38 mAb monotherapy Acute Lymphoblastic Leukemia
			SAR156597 IL4/IL13 bi-specific mAb Idiopathic Pulmonary Fibrosis	
Phase 3	**SAR341402** Rapid acting insulin Type 2 Diabetes	**Efpeglenatide**(**) Long-acting GLP-1 receptor agonist Type 2 Diabetes	**Clostridium difficile** Toxoid vaccine	
	Cemiplimab(2)(**) PD-1 inhibitor mAb 2nd line Cervical Cancer	**isatuximab** Anti-CD38 mAb 1st line Newly Diagnosed Multiple Myeloma (IMROZ)		
Registration	**Dupilumab**(**) Anti-IL4Rα mAb Asthma 12y+ U.S.		**Patisiran**(3) siRNA inhibitor targeting TTR Hereditary ATTR Amyloidosis	

Pipeline Movements Since Q3 2017 Additions to the pipeline Removals from the pipeline Phase 1 SAR439859 SAR442168(1) SAR428926 GZ402668 SERD BTK inhibitor Maytansin-loaded anti-Lamp1 mAb GLD52 (anti-CD52 mAb) Metastatic Breast Cancer Multiple Sclerosis Cancer Relapsing Multiple Sclerosis Phase 2 SAR407899 SAR100842 isatuximab rho kinase LPA1 receptor antagonist Anti-CD38 mAb monotherapy Microvascular Angina Systemic Sclerosis Acute Lymphoblastic Leukemia SAR156597 IL4/IL13 bi-specific mAb Idiopathic Pulmonary Fibrosis Phase 3 ( ) SAR341402 Efpeglenatide ** Clostridium difficile Rapid acting insulin Long-acting GLP-1 receptor agonist Toxoid vaccine Type 2 Diabetes Type 2 Diabetes (2)( ) isatuximab Cemiplimab ** Anti-CD38 mAb PD-1 inhibitor mAb st nd 1 line Newly Diagnosed Multiple Myeloma 2 line Cervical Cancer (IMROZ) Registration Dupilumab(**) Patisiran(3) Anti-IL4Rá mAb siRNA inhibitor targeting TTR Asthma 12y+ U.S. Hereditary ATTR Amyloidosis (1) Also known as PRN2246 (2) Also known as SAR439684 and REGN2810 (3) Following the Alnylam/Sanofi strategic restructuring of the RNAi therapeutics rare disease alliance announced in January 2018, Alnylam will have global rights on patisiran and Sa nofi will receive royalties based on net sales of patisiran. The transaction is subject to customary closing conditions and clearances, including clearance under the Hart-Scott Rodino Antitrust Improvements Act”. (**) Partnered and/or in collaboration – Sanofi may have limited or shared rights on some of these products 29

Appendix 9: Expected R&D milestones

Products	Expected milestones	Timing

Praluent®	ODYSSEY OUTCOMES top-line results	Q1 2018

cemiplimab (PD-1)	U.S. and European regulatory submission in advanced Cutaneous Squamous Cell Carcinoma	Q1 2018

cemiplimab (PD-1)	Start of two Phase 3 combination studies in 1st line Non-Small Cell Lung Cancer (part of EMPOWER program)	Q1 2018

dupilumab	EU regulatory submission in Asthma in Adult/Adolescent patients	Q2 2018

mavacamten	Start of Phase 3 in Obstructive Hypertrophic Cardiomyopathy	Q2 2018

isatuximab (anti-CD38 mAb)	Start of Phase 3 in 1st line Multiple Myeloma in SCT eligible patients (GMMG)	H1 2018

dupilumab	Start of Phase 3 trial in Eosinophilic Esophagitis	Q4 2018

dupilumab	Start of Phase 3 trial in Chronic Obstructive Pulmonary Disease	Q4 2018

isatuximab	Phase 3 results in Multiple Myeloma in combination with PomDex (ICARIA)	Q4 2018

isatuximab	U.S. regulatory submission in Multiple Myeloma in combination with PomDex	Q4 2018

dupilumab	Phase 3 read-out in Atopic Dermatitis patients aged 12-17 year old	Q4 2018

dupilumab	Phase 3 read-out in Nasal Polyps	Q4 2018

efpeglenatide	Start of Phase 3 in Type 2 Diabetes as add-on to basal insulins	Q4 2018

efpeglenatide	Start of Phase 3 in Type 2 Diabetes as add-on to metformin vs dulaglutide	Q4 2018

venglustat	Start of Pivotal study in Autosomal Dominant Polycystic Kidney Disease	H2 2018

SAR425899 – dual agonist	Start of Phase 3 in Obese/overweight patients with co-morbidities	H2 2018

SAR425899 – dual agonist	Start of Phase 3 in Obese/overweight patients with Type 2 Diabetes	H2 2018

SAR425899 – dual agonist	Start of Phase 3 in Obese/overweight patients with Pre-diabetes	H2 2018

alemtuzumab	Start of Phase 3 in Primary Progressive Multiple Sclerosis	H2 2018

Appendix 10: Definitions of non-GAAP financial indicators

Company

“Company” corresponds to Sanofi and its subsidiaries

Company sales at constant exchange rates (CER)

When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of net sales to Company sales at constant exchange rates for the fourth quarter and full-year 2017

€ million	Q4 2017	2017
Net sales	8,691	35,055
Effect of exchange rates	(539)	(672)
Company sales at constant exchange rates	9,230	35,727

Business net income

Sanofi publishes a key non-GAAP indicator.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

•	amortization of intangible assets,

•	impairment of intangible assets,

•	fair value remeasurement of contingent consideration related to business combinations or to disposals,

•	other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures),

•	restructuring costs and similar items(1),

•	other gains and losses (including gains and losses on disposals of non-current assets(1)),

•	costs or provisions associated with litigation(1),

•	tax effects related to the items listed above as well as effects of major tax disputes,

•	tax (3%) on dividends paid to Sanofi shareholders,

•	the effects of the application of (and transactions related to) US tax reforms, and the consequences of the French Constitutional Council ruling of October 6, 2017 on the additional 3% levy on dividends paid out in cash,

•	Impairments loss on Alnylam investment for the difference between the market value based on the stock price as of December 31, 2016 and historical cost,

•	Animal Health items out of business net income(2),

•	Net income attributable to non-controlling interests related to the items listed above,

•	Other items relating to the Sanofi Pasteur MSD joint venture.

(1)	Reported in the line items Restructuring costs and similar items and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.
(2)	In 2016, impact of discontinuation of depreciation and impairment of Property, Plant and Equipment starting at IFRS 5 application (non-current assets held for sales and discontinued operations), amortization and impairment of intangible assets until IFRS 5 application and costs incurred as a result of the divestment as well as tax effect of these items; and in 2017 gain on the disposal of the Animal Health business, net of tax.